2023

Annual General Meeting of Shareholders

Management Information Circular

EQUINOX GOLD

2096
302

2023 Annual Meeting of Shareholders

i

2023 Annual Meeting of Shareholders

2023 Annual Meeting of Shareholders

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MEETING INFORMATION

When	Where

Wednesday, May 3, 2023	595 Burrard Street, Suite 2600
1:30 p.m. (Vancouver time)	Vancouver, British Columbia

and online at: https://meetnow.global/MAGS6UV

You are invited to attend the annual general meeting of shareholders (the Meeting) of Equinox Gold Corp. (Equinox Gold or the Company) at which you will be asked to vote on:

• Setting the size of the Company's Board of Directors

• Electing eight director nominees

• Appointing KPMG as the Company's auditor for 2023

• Approving a non-binding advisory resolution on executive compensation

Equinox Gold's Board of Directors has approved the contents of this notice and management information circular (Circular), and the sending of this notice and Circular to the Company's shareholders, each of its directors and its auditor. Equinox Gold is using the notice and access method for delivering this notice and meeting materials to shareholders. This notice, the Circular and other meeting materials are available for review and download on Equinox Gold's website at https://www.equinoxgold.com/shareholder-events/ and under Equinox Gold's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

This year, Equinox Gold shareholders can attend the Meeting in person or online and can vote in person, by proxy or online at the Meeting. Shareholders will have an equal opportunity to participate in the Meeting, regardless of whether they are attending in person or online. See "Participating in the Meeting" beginning on page 12 of the Circular for detailed information on how to attend, participate in and vote at the Meeting. Shareholders are invited to submit any questions about Equinox Gold, the Meeting materials or the voting process in advance via our website: https://www.equinoxgold.com/investors/agm-contact/

The Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read the Circular carefully. You are eligible to vote your Equinox Gold shares if you were a shareholder of record at the close of business on March 16, 2023. Exercising your right to vote gives you a voice in how Equinox Gold shapes its governance practices and strategy. We encourage you to vote and provide feedback.

By order of the Board of Directors

"Susan Toews"

Susan Toews

General Counsel and Corporate Secretary

March 20, 2023

2023 Annual Meeting of Shareholders

Letter from the Chair

Dear Fellow Shareholders,

Equinox Gold was created to provide gold investors massive leverage to higher gold prices. In our first five years we have delivered extraordinary growth, building three mines and completing strategic acquisitions to increase our annual production and gold reserves and provide a solid foundation for future growth. With more than 30 million ounces of gold in reserves and resources, approximately 600,000 ounces of annual production today and the assets in place to nearly double our gold production over the next several years, Equinox Gold is extremely well positioned to benefit from higher gold prices!

The shining light in 2022 was the on track, on budget construction of our Greenstone project in Ontario, which will become our largest and lowest-cost gold mine when it is complete in early 2024. Where we did not deliver as expected was at our operations, despite the hard work of our excellent management and operations teams. I was disappointed by underperformance at several of our mines, some caused by matters within our control and some beyond our control. High inflation drove our costs much higher than expected while gold prices declined significantly during the year, a double whammy that shrunk margins and caused gold equity investors to reduce their holdings across the industry. And in mid-year, our founding CEO Christian Milau resigned to start a new carbon-based company. I extend my thanks to Christian for his leadership in Equinox Gold's early years, and I thank Greg Smith for stepping up to fill Christian's shoes as CEO. I look forward to working closely with him as we continue Equinox Gold's mission of becoming one of the world's major gold producers. General Wesley Clark will not be standing for re- election to our Board this year and I want to thank him profoundly for his wisdom, political insight and other contributions to our Company.

What are our prospects for 2023? Much better! I've just returned from a visit to Greenstone and was delighted with the construction progress and outstanding work of that team. While much remains to be done, this US$1.2 billion project is more than 75% complete and work remains on budget and on track. One of the factors weighing on our share price in 2022 was the near-universal skepticism by analysts and shareholders that we could meet the budget or schedule at Greenstone due to the massive blowouts of other Canadian gold development projects in recent years. We should be positively re-rated by the market as 2023 unfolds and Greenstone remains on track. I extend my deep appreciation to the entire Greenstone team for their efforts, to the local communities and First Nations who support us, to our banking syndicate and to Orion Mine Finance Group, our 40% joint venture partner.

I am also pleased with gold's performance so far this year, after being rattled by gold's disappointing performance in 2022. Gold had a strong start in 2022 when it briefly rose above $2,000 an ounce in March, but it traded down to a low of $1,617 in November as the US dollar strengthened amid the Russia-Ukraine conflict, energy concerns and economic turmoil. I was so certain that gold would perform well in an environment of strong inflation, slow economic growth, geopolitical noise and cryptocurrency collapse, but I hadn't anticipated the effect of US central bank tightening during the year. In any event, gold has regained its momentum in recent months. I expect this will continue through 2023 and believe gold will breach $2,000 an ounce and move into new territory.

We remain focused on our longer-term goal of producing over one million ounces of gold per year and will achieve this by delivering organic growth from our existing assets. Greenstone will deliver first production and cash flow in 2024 and bring 240,000 ounces of low-cost production to Equinox Gold in 2025, its first full year of production. We also have production growth coming from our Castle Mountain, Aurizona, Los Filos and Santa Luz operations. There are few gold companies with our growth prospects, and I look forward to reporting progress at these projects.

I am glad to put 2022 behind us and focus on our future. We have an outstanding team of employees and contractors who drive our results, we have strong and cooperative relations with the communities and countries where we work, and we have a strong and experienced Board of Directors to guide our business strategy. I thank all these groups for being part of the Equinox Gold ecosystem and I look forward to our future with excitement.

Ross Beaty
March 20, 2023

2023 Annual Meeting of Shareholders

Letter from the Chief Executive Officer

Dear Fellow Shareholders,

As I reflect on the past year, it's clear that 2022 was a year of challenges. Inflation and supply chain issues rapidly drove up the price of consumables used in our operations, gold price performance was volatile and generally weak, interest rates escalated, and our equity valuation suffered as a result.

Despite these challenges, 2022 was also a year of significant accomplishment as we remained focused on our long-term vision to build a premier Americas-focused gold producer of scale. Most significantly, along with our joint venture partner Orion Mine Finance, we progressed construction of the world-class Greenstone Gold Mine on track and on budget toward production in 2024.

The wellbeing of our workers is our primary responsibility, and I am pleased to report 2022 was an excellent year in terms of safe operations. We completed construction at Santa Luz and advanced construction at Greenstone with no lost-time incidents, had no lost-time incidents at any of our projects during the fourth quarter and achieved a total recordable injury frequency rate per million hours worked of 2.12 for the year, 30% better than our 2021 performance. I am incredibly proud of our team for this outstanding safety record. We also advanced our ESG (environmental, social and governance) efforts, implementing leading industry protocols across our operations, expanding our data collection and reporting metrics and publishing our first Climate Action Report, in which we outline our strategy to achieve a 25% reduction in greenhouse gas emissions by 2030 compared to our "business as usual" emissions. Our safety, environmental and ESG programs are critical to the long-term success of our company, and I am pleased to see such strong performance across our operations.

From an operational perspective, 2022 was a challenging year for the company, with inflationary cost pressures and underperformance at some of our mines resulting in higher costs and lower production than planned. Our seven gold mines collectively produced 532,319 ounces of gold at all-in sustaining costs of $1,622 per ounce, both below our expectations at the start of the year. We need to do better. With that in mind, we have implemented initiatives at our mines to improve productivity and efficiency and our team is highly focused on meeting our targets this year. In fact, our entire team, from the mine sites to our corporate office, has been tasked with finding opportunities to reduce our cost of doing business while maintaining productivity and enhancing our ESG performance.

We are a growth-focused company, and we made significant progress during 2022 in this regard. We commenced commercial production at Santa Luz, progressed Greenstone on time and on budget, advanced permitting for expansions at our Castle Mountain and Aurizona mines and demonstrated the potential for a significant expansion at Los Filos. Collectively, these expansion projects will bring nearly 600,000 ounces of additional production to Equinox Gold.

Growth requires capital and maintaining financial strength has been an important focus as we execute on our growth plans. To ensure we sustain ample capacity to fund Greenstone and our other development initiatives we expanded our credit facility, filed a base shelf prospectus, launched an at-the-market equity facility, locked in high gold prices through 2023 with a short-term gold hedge and monetized some of our investments. These actions, in addition to cash flow from our operating mines, leave us well positioned to fund our near-term growth projects.

We have the foundation in place to build a profitable, sustainable business, and a team of hard-working, experienced professionals who are focused on success. With the expertise and vision of our board of directors, and the support of our shareholders, lending syndicate and community partners, I am confident Equinox Gold will deliver the long- term growth and value we have been working tirelessly to achieve.

Thank you all for your continued support.

Greg Smith
March 20, 2023

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2023 Annual Meeting of Shareholders

ABOUT THIS INFORMATION CIRCULAR

You have received this management information circular (the Circular) for the 2023 annual meeting of shareholders of Equinox Gold to be held at 1:30 p.m. (Vancouver time) on Wednesday, May 3, 2023 (the Meeting), because our records indicate that you owned Equinox Gold shares at the close of business on March 16, 2023 (the Record Date). You have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting personally or by proxy. You retain these rights if the Meeting is adjourned or postponed.

Your vote is important. The Board of Directors (Board) and management (Management) of Equinox Gold encourage you to voice your opinion on Equinox Gold's governance practices and strategy by voting your shares.

This Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the Meeting in person or by audiocast. If you have any questions about the procedures to follow to qualify your vote at the Meeting or about obtaining and depositing the required proxy form, you should contact Equinox Gold's transfer agent, Computershare Investor Services Inc. (Computershare) by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International).

Defined Terms

In this Circular, we, us, our, Equinox Gold and the Company mean Equinox Gold Corp. You, your and shareholder mean holders of Equinox Gold shares as of the Record Date. All other terms used are defined within the Circular.

Proxy Solicitation

Management may solicit your vote for this Meeting, and at any meeting that is reconvened if the Meeting is postponed or adjourned. Management's solicitation of proxies will be conducted without special compensation by mail, email, telephone or other personal contact by our directors, officers, and employees or by Computershare. The Company will bear the cost of soliciting proxies.

The Company is not aware of any items of business to be considered at the Meeting other than as set out in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

Quorum and Approval

A quorum of shareholders is required to transact business at the Meeting. According to the Company's articles, a quorum for the transaction of business at any meeting of shareholders is at least two shareholders present, or represented by proxy, holding 33% or more of the shares entitled to vote at the meeting of shareholders.

Notice and Access

Equinox Gold is using the notice and access process (Notice and Access) provided under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, for delivery of the Notice of Meeting and Circular for the year ended December 31, 2022 (collectively, the Meeting Materials) to registered and beneficial shareholders. Equinox Gold has adopted the Notice and Access delivery process to further its commitment to environmental stewardship and to reduce its printing and mailing costs.

2023 Annual Meeting of Shareholders

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a notice containing details of the Meeting date, location and purpose, as well as information on how to access the Meeting Materials electronically. Only shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

The Company is not using a procedure known as "stratification" in relation to its use of Notice and Access. Stratification occurs when a reporting issuer provides a paper copy of the Circular to select shareholders along with the Notice and Access notification. In relation to the Meeting, all shareholders will receive the required documentation under Notice and Access and shareholders will not receive a paper copy of the Circular unless they expressly request a copy.

Shareholders without pre-existing instructions to receive printed materials may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to the shareholder for up to one year from the date this Circular is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar). To request a paper copy of the Meeting Materials, please contact Equinox Gold by phone at 1-833-EQX-GOLD (1-833-379-4653) (North America toll free) or 1-604-558-0560 (International) or by email at info@equinoxgold.com. To receive the Meeting Materials in advance of 1:30 p.m. (Vancouver time) on May 1, 2023 (the Proxy Deadline) and in advance of the Meeting date, Equinox Gold must receive requests for printed copies of the Meeting Materials at least ten business days in advance of the Proxy Deadline.

Annual and Interim Reports

As a shareholder, you can decide if you want to receive paper copies of our interim and annual consolidated financial statements and management's discussion and analysis (MD&A). To receive paper copies of these materials, please complete the request contained on the proxy form provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

You can find financial information relating to Equinox Gold in our audited consolidated financial statements and MD&A for our most recently completed financial year. These documents are available on our website at www.equinoxgold.com, on SEDAR and on EDGAR.

Non-IFRS and Other Financial Measures

This Circular includes certain non-International Financial Reporting Standards (IFRS) measures, namely: cash costs; cash costs per ounce (oz) sold; all-in sustaining costs (AISC); AISC per oz sold; and sustaining capital expenditures. Such measures are "non-GAAP financial measures", "non-GAAP ratios", "supplementary financial measures" or "capital management measures" (as such terms are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure).

Equinox Gold believes these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to the information provided by other issuers.

Please see the information under the heading Non-IFRS Measures in Equinox Gold's MD&A for the year ended December 31, 2022, which section is incorporated by reference in this Circular for a description of the non-IFRS financial measures noted above. The MD&A can be found on SEDAR and on EDGAR.

2023 Annual Meeting of Shareholders

General Information

Unless otherwise stated, information in this Circular is as of the Record Date.

This Circular contains references to lawful currency of the United States (US$ or US dollars) and of Canada (C$ or Canadian dollars). All dollar amounts referenced in this Circular, unless otherwise indicated, are expressed in US dollars. Unless otherwise stated, any US dollar amounts that have been converted from Canadian dollars have been converted at the following daily exchange rates, as quoted by S&P Global Market Intelligence:

• March 16, 2023 (Record Date): US$1.00 = C$1.38

• December 30, 2022: US$1.00 = C$1.35

• December 31, 2021: US$1.00 = C$1.27

• December 31, 2020: US$1.00 = C$1.27

2023 Annual Meeting of Shareholders

BUSINESS OF THE MEETING

Receive our Financial Statements and the Auditor's Report

Our audited consolidated financial statements for the year ended December 31, 2022, and related auditor's report, will be presented at the Meeting. The audited consolidated financial statements are available on our website, on SEDAR and on EDGAR. Printed copies will be mailed to shareholders who requested a copy.

Board Size

The Company's articles require that the Board of Equinox Gold consist of the greater of three directors or the number set by ordinary resolution. At the meeting the eight director nominees listed in the section "Directors" beginning on page 31 of this Circular will be proposed for election as directors of the Company. Equinox Gold is asking shareholders to set, by ordinary resolution, the number of directors of the Company at eight.

The Board recommends you vote FOR setting the Board size at eight persons.

Unless otherwise instructed, Management Proxyholders (defined below) will vote FOR the resolution setting the Board size at eight persons.

Elect Directors

At the Meeting, shareholders of the Company will be asked to elect a board of directors to hold office until the close of our next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia). Information on the director nominees begins on page 31 of this Circular.

General Wesley Clark, currently a director of the Company, is not standing for re-election at the Meeting and is therefore not a nominee. Since joining the Equinox Gold Board in 2020, General Clark has made a significant and valued contribution to the growth and success of Equinox Gold through his business acumen and experience. Equinox Gold thanks General Clark for his services to the Company and its shareholders. Because General Clark is a director as at the date of this document, all disclosure regarding the current Board, including the section regarding director compensation, includes General Clark.

The Board recommends you vote FOR all of the director nominees.

Unless otherwise instructed, the Management Proxyholders appointed pursuant to the accompanying proxy form will vote FOR the election of the nominated directors. If a proposed nominee is unable to serve as a director or withdraws their name, the Management Proxyholders reserve the right to nominate and vote for another individual at their discretion.

Appointment of Independent Auditor

The Board, on the recommendation of the Audit Committee, recommends that KPMG LLP be reappointed as the Company's independent external auditor to serve for the ensuing year, and that the Board be authorized to set the auditor's remuneration.

KPMG LLP has been Equinox Gold's auditor since January 5, 2017. The auditor conducts the annual audit of our financial statements, provides audit-related, tax and other services, and reports to the Audit Committee of the Board. At the Company's 2022 annual and special meeting of shareholders, 99.61% of the votes cast were in favour of appointing KPMG LLP as the Company's auditor, with 0.39% of votes cast withheld.

2023 Annual Meeting of Shareholders

The fees paid or payable to the Company's auditor, KPMG LLP, in each of the last two fiscal years are as follows:

	2022[1]	2021[1]
Audit Fees
Services provided by the independent auditor for the audit of the financial statements and internal controls over financial reporting.	$2,459,059	$2,515,964
Audit Related Services
No audit related services in 2022 or 2021.	Nil	Nil
All Other Fees
In 2021, for assistance in assessing compliance with certain Mexican regulations	Nil	$3,723
Tax Compliance Fees
For the preparation and review of tax returns, claims for refund and tax payment planning services.	$275,544	$310,775
Tax Fees
In 2021 for tax advisory services primarily related to US tax advisory matters.	Nil	$162,293
Total	$2,734,602	$2,992,755

Notes:

1. The fees were converted from Canadian dollars into US dollars at the average exchange rate for 2022 of C$1 = US$0.7688 (US$1=C$1.3007) and for 2021 of C$1 = US$0.7978 (US$1=C$1.2534).

The Board recommends you vote FOR the appointment of KPMG LLP as Equinox Gold's auditor and authorizing the Board to fix the auditor's pay.

Unless otherwise instructed, Management Proxyholders will vote FOR the resolution appointing KPMG LLP as our auditor to hold office until our 2024 annual meeting of shareholders and authorizing the Board to fix the auditor's remuneration.

Advisory Resolution on Executive Compensation

The Board has adopted a non-binding "Say on Pay" advisory vote to solicit feedback on our approach to executive compensation. Say on Pay is intended to enhance accountability for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the Board's approach to executive compensation through an annual non-binding advisory vote.

The 2022 Say on Pay advisory vote received 97.18% approval from shareholders who voted. The results of this year's vote will be reported following the Meeting. As this is an advisory vote, the results are not binding, and the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the voting results into account when considering future compensation policies, procedures and decisions and in determining if there is a need to modify any aspect of the Board's engagement with shareholders.

Shareholders are encouraged to review and consider the information regarding Equinox Gold's approach to compensation under the heading "Executive Compensation Discussion and Analysis" beginning on page 45. Shareholders who vote against the Say on Pay resolution are encouraged to contact the Board using the contact information provided on the last page of this Circular to discuss their concerns about Equinox Gold's approach to executive compensation.

At the Meeting, the shareholders of the Company will be asked to consider, and if thought fit, pass the following resolution regarding executive compensation:

2023 Annual Meeting of Shareholders

"Resolved that, on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Company's Management Information Circular dated March 20, 2023, delivered in advance of its Annual Meeting of Shareholders."

The Board recommends you vote FOR the advisory resolution on executive compensation.

Unless otherwise instructed, Management Proxyholders will vote FOR the advisory resolution on Executive Compensation.

If the advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with shareholders (particularly those who are known to have voted against the resolution) to understand their concerns and will review Equinox Gold's approach to compensation in the context of those concerns. Results from the Board's review will be discussed in Equinox Gold's management information circular for the following year.

Other Business

If any other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting.

Corporate Update

Following the formal business of the Meeting, Mr. Beaty will present an overview of the Company's business strategy, objectives, and activities underway, starting at 1:45 p.m. (Vancouver time).

You can join the Corporate Update webcast here: https://www.equinoxgold.com/shareholder-events/

Individuals will have an opportunity to ask questions of Mr. Beaty and Management throughout the Meeting and during the corporate update.

2023 Annual Meeting of Shareholders

ATTENDING THE MEETING AND VOTING PROCEDURES

Who Can Vote

You are entitled to vote at the Meeting if you held Equinox Gold shares as of the close of business on March 16, 2023, the Record Date for the Meeting. Each share you owned on the Record Date entitles you to one vote on each item of business to be considered at the Meeting.

How to Vote

How you can vote depends on if you are a registered shareholder or a non-registered (beneficial) shareholder. The different voting options are summarised below, and more detail is provided in the following section.

Please follow the appropriate voting option based on whether you are a registered or non-registered shareholder.

• You are a registered shareholder if your name appears on your share certificate, or your shares are registered in your name with Computershare.

• You are a non-registered (beneficial) shareholder if your shares are registered in the name of a bank, trust company, securities broker, trustee or other financial institution or nominee on your behalf (Intermediary).

If you are unsure whether you are a registered or non-registered shareholder, please contact Computershare by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) or by email at service@computershare.com.

If you have any questions before the Meeting about Equinox Gold, the Meeting Materials, or the voting process, please contact us through our dedicated Meeting site: https://www.equinoxgold.com/investors/agm-contact/.

Voting Process: Registered Shareholders

As described below, registered shareholders have three options for voting: by proxy, in person or online.

Registered Shareholders Option 1 - Voting by Proxy

Voting by proxy is the easiest way to vote. By completing and returning your proxy form, you are authorizing your proxyholder to vote your shares at the Meeting, or withhold your vote, according to your instructions. Greg Smith, President and CEO of Equinox Gold, and Peter Hardie, CFO of Equinox Gold, have agreed to act as the Equinox Gold management proxyholders for the Meeting (Management Proxyholders). If you appoint the Management Proxyholders but do not tell them how to vote, your shares will be voted FOR each of the items of business currently proposed for the Meeting.

Unless otherwise noted, the following instructions assume that you are appointing the Management Proxyholders as your proxy.

If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your shares as they see fit. It is important that you provide voting instructions with your proxy.

A proxy will not be valid unless it is dated and signed by you, as the registered shareholder, or by your attorney with proof that they are authorized to sign, and completed according to the instructions set out in the proxy form. If you represent a registered shareholder who is a company or an association, your proxy should have the seal of the company or association, if applicable, and must be executed by a duly authorised officer or an attorney.

2023 Annual Meeting of Shareholders

If you execute a proxy as an attorney for a registered shareholder who is an individual, or as an officer or attorney of a registered shareholder who is a company or association, you must include the original authorization, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

Your completed proxy must be deposited with Computershare by 1:30 p.m. (Vancouver time) on Monday, May 1, 2023, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) before the time set for any adjournment or postponement of the Meeting (Proxy Deadline).

If you are appointing someone other than the Management Proxyholders as your proxy, you must register them with Computershare before the Proxy Deadline. If you do not register your proxyholder before the Proxy Deadline, they will not receive an invitation code to participate in the Meeting. Instructions on how to register your proxyholder are provided below. Computershare will email proxyholders their invitation code after the Proxy Deadline has passed. Management Proxyholders do not need to be registered.

Internet

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you are using a smartphone, you can scan the QR code on your proxy form.

Telephone

Call 1-866-732-8683 (in North America) or 1-312-588-4290 (outside North America) from a touch-tone telephone and follow the instructions. You will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the Management Proxyholders as your proxyholder.

Mail or courier

Complete your proxy form, sign and date it, and send it to Computershare in the envelope provided. If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.
Attention: Proxy Department

100 University Avenue, 8th Floor
Toronto, Ontario Canada M5J 2Y1

Appointing another person to attend the Meeting, either in person or online, and vote your shares on your behalf

You can appoint a person other than the Management Proxyholders to attend the Meeting, either in person or online, and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names of the Management Proxyholders in your proxy form and print the name of the person that you want to appoint as your proxyholder in the space provided. This person does not need to be an Equinox Gold shareholder. Complete your voting instructions, sign and date the proxy form, and return your proxy form to Computershare using one of the methods noted above.

To participate in the Meeting, your appointed proxyholder must be registered to attend. If you do not register your proxyholder, your proxyholder will not receive an invitation code to participate in the Meeting.

2023 Annual Meeting of Shareholders

To register your proxyholder, please visit http://www.computershare.com/EquinoxGold before 1:30 p.m. (Vancouver time) on Monday, May 1, 2023 and provide Computershare with your proxyholder's contact information, including email so that Computershare may provide your proxyholder with an invitation code.

Registered Shareholders Option 2 - Voting at the Meeting in Person

Only registered shareholders and duly appointed proxyholders can attend and vote at the Meeting.

If you are a registered shareholder and want to attend the Meeting and vote in person, you do not need to complete or return your proxy form as you will cast your vote at the Meeting.

However, even if you are planning to attend the Meeting in person, we still recommend that you vote in advance by proxy so that your vote will be counted if you are subsequently unable to attend the Meeting. You can change your original vote by voting again at the Meeting, if you so desire.

Registered Shareholders Option 3 - Voting at the Meeting Online

Registered shareholders and duly appointed proxyholders may attend and vote at the Meeting online.

To participate online, registered shareholders must have a valid 15-digit control number and appointed proxyholders must be registered with and have received an invitation code for the Meeting from Computershare. Registered shareholders and duly appointed proxyholders can participate in the Meeting online as follows:

• Login at https://meetnow.global/MAGS6UV at least 15 minutes before the Meeting starts.

• Click the "Shareholder" link and, if you are a registered shareholder, enter your control number or, if you are duly appointed proxyholder, enter your invitation code:

    - Registered shareholders: the 15-digit control number is located in the bottom left corner on the front of your proxy form.

    - Duly appointed Proxyholders: the invitation code will be emailed to you by Computershare after the Proxy Deadline has passed.

• Vote by following the instructions on screen.

It is important that you or your Proxyholder are always connected to the internet during the Meeting to ensure your shares can be voted when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

See the "Virtual AGM User Guide" enclosed with the Notice of Meeting for information on how to join the Meeting online, ask questions and vote.

If you are a registered shareholder and use the 15-digit control number on your proxy form to login to the Meeting, you will be able to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, you must join the Meeting as a guest. Guests are not eligible to vote.

Voting Process: Non-Registered Shareholders

As described below, non-registered shareholders have three options for voting: by proxy or voting instruction form, in person, or online. In accordance with applicable securities law requirements, Equinox Gold has distributed copies of the Notice and Access notification, the Meeting Materials and the form of proxy and voting information form to the Intermediaries and clearing agencies and will pay for the Intermediaries and clearing agencies to distribute that material to non-registered shareholders. The Company intends to pay for Intermediaries to forward the Meeting Materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary to OBOs under NI 54-101.

2023 Annual Meeting of Shareholders

Non-Registered Shareholders Option 1 - Voting by Proxy or Voting Instruction Form

You should receive from your Intermediary either a voting instruction form that is not signed by the Intermediary, or a pre-authorized form of proxy that has already been signed by the Intermediary, indicating the number of Equinox Gold shares to be voted. Your Intermediary must ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive either a voting instruction form or a pre-authorized form of proxy.

Voting by proxy or using the voting instruction form is the easiest way to vote. By completing and returning the voting instruction form or form of proxy, you are providing instructions to your Intermediary for how you would like your shares to be voted at the Meeting.

Your Intermediary will have its own procedures that you should carefully follow to ensure your shares are voted on your behalf by your Intermediary at the Meeting. Please be aware that the deadline for submitting your voting instruction form or form of proxy to your Intermediary may be earlier than the deadlines for registered shareholders set out above. Your voting instructions must be received in sufficient time to allow your instructions to be forwarded by your Intermediary to Computershare for receipt before 1:30 p.m. (Vancouver time) on Monday, May 1, 2023.

Non-Registered Shareholders Option 2 - Voting at the Meeting in Person

Only registered shareholders and duly appointed Proxyholders can attend and vote at the Meeting.

If you are a non-registered shareholder and you wish to vote your shares in person at the Meeting, you should strike out the names of the persons listed in the form of proxy and insert your name in the space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, you should carefully follow the instructions of your Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

To participate in the Meeting, Proxyholders must be registered to attend. To register a Proxyholder, please visit http://www.computershare.com/EquinoxGold before 1:30 p.m. (Vancouver time) on Monday, May 1, 2023 and provide Computershare with your Proxyholder's contact information, including email, so that Computershare can provide your Proxyholder with an invitation code.

Non-Registered Shareholders Option 3 - Voting at the Meeting Online

If you are a non-registered shareholder and you wish to vote your shares online at the Meeting, you should strike out the names of the persons listed in the form of proxy and insert your name in the space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, you should carefully follow the instructions of your Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

If you are appointing yourself as proxy, you must also register with Computershare to obtain an invitation code that will allow you to login to the Meeting and vote your shares. To register, please visit http://www.computershare.com/EquinoxGold by 1:30 p.m. (Vancouver time) on Monday, May 1, 2023 and provide Computershare with your contact information, including email. If you do not register with Computershare, you will not receive an invitation code and will not be able to participate in the Meeting online to vote your shares.

2023 Annual Meeting of Shareholders

You can also appoint a person other than the Management Proxyholders to attend the Meeting and vote on your behalf. You may appoint someone else as the Proxyholder to vote your Equinox Gold shares by printing their name in the space provided on your voting instruction form or form of proxy, and submitting it as directed on the form. If your Proxyholder intends to participate in the Meeting, they must also be registered with Computershare as described above.

Once registered, you or your Proxyholder can participate in the Meeting using the following process:

• Login at https://meetnow.global/MGDZ65R at least 15 minutes before the Meeting starts.

• Click the "Shareholder" link and enter the invitation code provided by Computershare.

• Vote by following the instructions on screen.

It is important that you or your Proxyholder are always connected to the internet during the Meeting to ensure your shares can be voted when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

See the "Virtual AGM User Guide" enclosed with the Notice of Meeting for information on how to login, ask questions and vote at the Meeting.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents, will count and tabulate the votes on our behalf. We will announce the voting results of the Meeting by press release after the Meeting and file them on SEDAR and

EDGAR.

Changing Your Vote

Registered Shareholders

If you are a registered shareholder, you can revoke a vote you made by proxy as follows:

• Voting again on the internet or by telephone before 1:30 pm (Vancouver time) on Monday, May 1, 2023, following the procedures described above;

• Voting during the Meeting by logging into the Meeting and following the procedures described above. If you login using the 15-digit control number on your proxy form, you will revoke all previously submitted proxies and be able to vote by ballot at the Meeting;

• Submitting a new completed proxy form that is dated later than your original proxy and is received by Computershare before 1:30 p.m. (Vancouver time) on Monday, May 1, 2023;

• Submitting a written notice of revocation signed by you or your duly authorized attorney (Revocation Notice) as described below; or

• Any other manner permitted by law.

If you represent a registered shareholder who is a company or association, your Revocation Notice must have the seal of the company or association, if applicable, and must be executed by an officer of the company or an attorney who has written authorization. The written authorization must accompany the Revocation Notice.

We must receive the Revocation Notice any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned. Send the signed Revocation Notice to:

Equinox Gold Corp.

Suite 1501, 700 West Pender Street

Vancouver, BC Canada V6C 1G8
Attention: Corporate Secretary

2023 Annual Meeting of Shareholders

Non-Registered Shareholders

Please follow the instructions provided by your Intermediary.

Participating in the Meeting

All shareholders have an equal opportunity to participate in the Meeting regardless of their geographic location. You can participate in person at:

595 Burrard Street, Suite 2600

Vancouver, BC, Canada

You can participate online using your smartphone, tablet or computer. Once logged in, you will be able to listen to a live audiocast of the Meeting, ask questions online and submit your votes in real time.

The following processes will apply during the Meeting:

• Questions about a motion can be submitted by any registered shareholder or duly appointed Proxyholder using the instant messaging service of the virtual interface. Unless questions are procedural or directly related to motions before the Meeting, they will be addressed during the Company's corporate update after the Meeting. Refer to "Corporate Update" on page 6 for details of how to access the corporate update webcast.

• Voting on all matters during the Meeting will be conducted by electronic ballot. If you have already voted by proxy, it is important that you do NOT vote again during the Meeting, unless you intend to change your initial vote.

• All questions received through our dedicated Meeting site (https://www.equinoxgold.com/investors/agm-contact/) that are procedural or directly related to motions before the Meeting will be addressed at the Meeting. All other questions received through the site will be answered during the Company's corporate update after the Meeting. Refer to "Corporate Update" on page 6 for details of how to access the corporate update webcast.

See the "Virtual AGM User Guide" enclosed with the Notice of Meeting for additional information on how to login, ask questions and vote at the Meeting.

Attending the Meeting as a Guest

Only registered shareholders and duly appointed Proxyholders may vote at the Meeting. Other persons who wish to listen to the business of the Meeting can do so by either attending the Meeting in person as a guest or logging into the Meeting online as a guest. If you are a registered shareholder and have voted by proxy in advance of the Meeting and want to listen to the Meeting but not change your voting instructions, you may login to the online Meeting as a guest.

Questions

If you have any questions before the Meeting about Equinox Gold, the Meeting Materials or the voting process, please contact us through our dedicated Meeting site: https://www.equinoxgold.com/investors/agm-contact/.

2023 Annual Meeting of Shareholders

OPERATIONAL HIGHLIGHTS

About the Company

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming the Premier Americas Gold Producer. Our leadership team is aligned on the Company's vision to build a diversified, Americas-focused mining company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above average investment returns to its shareholders.

In our first five years we have grown from a single-asset developer to a multi-asset gold producer. Since forming Equinox Gold at the end of 2017, we have constructed and achieved production at three new mines and have also completed several strategic acquisitions, acquiring the Mesquite mine in 2018, Leagold Mining Corporation (Leagold) in 2020 and Premier Gold Mines Limited (Premier) in 2021. Along with increased production and a larger reserve and resource base, these acquisitions provided significant diversification, reducing both asset and geopolitical risk by spreading the Company's production base across multiple projects in four mining-friendly jurisdictions. These acquisitions also provided a pipeline of development and expansion projects that will bring additional growth to the Company.

As part of our growth and optimization strategy we have also sold our two smallest mines, spun out our non-core assets into two new companies - Solaris Resources and Sandbox Royalties - and participated in the creation of i-80 Gold, a Nevada-focused gold company.

Creating the Premier Americas Gold Producer

At the date of this Circular, we have seven operating gold mines: the Mesquite and Castle Mountain mines in the United States, the Los Filos mine in Mexico and the Aurizona, Fazenda, Santa Luz and RDM mines in Brazil. We also have the assets in place to achieve our target of producing more than one million ounces of gold annually. We are more than two-thirds through construction of our new Greenstone Project in Ontario, Canada with production on track for the first half of 2024 and are advancing expansion projects at Aurizona, Castle Mountain and Los Filos.

With an experienced management team and Board, a strong treasury, cash flow from our producing mines, access to a corporate revolving credit facility and an at-the-market equity offering program, and a portfolio of marketable investments, we are well positioned to execute on our growth objectives.

2023 Annual Meeting of Shareholders

Equinox Gold's Asset Portfolio

Production and Reserve Growth Since Forming Equinox Gold

1. Mid-point of Equinox Gold's 2023 production guidance. 2. Analyst consensus estimates of Equinox Gold's future production assuming Equinox Gold retains its current asset base and completes its growth and expansion projects as currently planned. Greenstone is expected to add 240,000 ounces of annual gold production. Expansion projects planned for Castle Mountain, Aurizona and Los Filos are expected to add 180,000 ounces, 30,000 ounces and 175,000 ounces of annual gold production, respectively.

2023 Annual Meeting of Shareholders

2022 Results

Equinox Gold achieved excellent safety and environmental performance during 2022. We had no lost-time incidents during Q4 2022 and achieved a total recordable injury frequency rate per million hours worked (TRIFR) of 2.12 for the year, which was 30% better than 2021. We ended the year with a significant environmental incident frequency rate per million hours worked (SEIFR) of 0.63, 7% better than our 2021 environmental performance.

While production increased during Q4 2022 to 150,439 ounces of gold, the strongest production quarter for the year and our second-highest quarterly production for the Company to date, full-year production of 532,319 ounces of gold was below the lower end of 2022 adjusted guidance of 550,000 to 615,000 ounces of gold. This was primarily due to operational challenges earlier in the year at Los Filos and Aurizona that continued to affect production into Q4 2022. Production was further affected by lower-than-expected recoveries at Santa Luz and by operational disruptions at RDM as the result of regulatory changes and permitting delays. Our costs were also higher than guidance, largely due to significant inflationary pressures and underperformance at some of the mines. Cash costs for the year were $1,328 per ounce compared to guidance of $1,200 to $1,250 per ounce and AISC were $1,622 per ounce compared to guidance of $1,470 to $1,530 per ounce.1

2022 Highlights

Operational

• Produced 532,319 ounces of gold

• Sold 532,137 ounces of gold at an average realized gold price of $1,784 per ounce

• Total cash costs of $1,328 per ounce and AISC of $1,622 per ounce1

• Achieved a TRIFR of 2.12, a 30% improvement compared to 2021

• Achieved a SEIFR of 0.63, a 7% improvement compared to 2021

Corporate

• Strengthened capital flexibility

- Expanded the corporate revolving credit facility to $700 million with an additional $100 million accordion feature, and extended the maturity date to July 2026 with the option for a one-year extension

- Sold a portion of the Company's shares in Solaris for proceeds of $51.9 million and received $40.1 million from the sale of Solaris shares on the exercise of warrants the Company granted in 2021

- Closed the sale of the Mercedes mine for $75 million cash, a $25 million note receivable, a 2% net smelter return and 24.73 million shares of Bear Creek Mining Corporation (TSXV: BCM)

• Improved financial resilience by filing a $500 million base shelf prospectus and implementing a $100 million at-the-market equity offering program

• Launched Sandbox Royalties., a new diversified metal royalties company in which Equinox Gold holds a 34% interest

• Greg Smith, President of Equinox Gold, succeeded Christian Milau as Chief Executive Officer and a Director of Equinox Gold on September 1, 2022

Construction, development and exploration

• Advanced Greenstone construction, on track and on budget, to 65% complete at December 31, 2022

• Completed construction and achieved commercial production at Santa Luz

• Commenced permitting for the Castle Mountain Phase 2 expansion

______________________________________
1 Cash costs per ounce and AISC per ounce are non-IFRS measures. See "Non-IFRS Measures".

2023 Annual Meeting of Shareholders

• Completed feasibility study for construction of a carbon-in-leach plant and expansion at Los Filos

• Received permits for three portal locations for an exploration ramp in anticipation of underground development at Aurizona

• Drilled 187,000 meters across the portfolio with a focus on Mineral Reserve growth and mine life extension

The Company's balance sheet remains strong, with approximately $200 million of unrestricted cash available at the end of the year, $137 million remaining to draw on the Company's revolving credit facility with an additional $100 million accordion feature, and a significant investment portfolio. The Company spent $133 million of sustaining capital during 2022 at its operating mines, and $458 million of non-sustaining capital to prepare the Company for future growth.

2023 Outlook

During 2023 we expect to produce between 555,000 to 625,000 ounces of gold at cash costs of $1,355 to $1,460 per ounce and AISC of $1,575 to $1,695 per ounce. The midpoint of 2023 guidance of 590,000 ounces represents an increase of more than 71,000 ounces compared to normalized 2022 gold production of 519,000 ounces (calculated by deducting 13,631 ounces of production from Mercedes, which the Company no longer owns).

Cash costs for 2023 are forecast to be similar to 2022 at $1,355 to $1,460 per ounce and reflect management's expectation that while inflation has largely plateaued, input costs are expected to remain high throughout 2023. In addition, management expects relative stability in the Brazilian and Mexican currency exchange rates against the US dollar. Relative to many other countries' currencies, the Brazilian Réal and Mexican Peso were top performers against the US dollar in 2021 and 2022. AISC for 2023 are forecast at $1,575 to $1,695 per ounce and include $137 million of sustaining expenditures across the portfolio.

Production is expected to grow each quarter through 2023 and costs are expected to decrease accordingly. Approximately 55% of gold production and 85% of operating cash flow is weighted into the second half of the year. Assuming the Company achieves the mid-points of cost guidance, cash costs per ounce in the first half of 2023 are expected to be $1,460 per ounce, decreasing to $1,360 per ounce in the second half of the year. Likewise, AISC are expected to be $1,755 per ounce in the first half of 2023 and decrease to $1,530 per ounce in the second half of the year.2

Non-sustaining expenditures for 2023 are forecast at $324 million. The Company's primary development focus for 2023 continues to be construction at Greenstone, with Equinox Gold's 60% share of construction capital in 2023 forecast at $277 million.

______________________________________
2 Cash costs per ounce, sustaining capital expenditures, and AISC per ounce are non-IFRS measures. See "Non-IFRS Measures".

2023 Annual Meeting of Shareholders

COMMITMENT TO RESPONSIBLE MINING

Equinox Gold's success in both the public markets and the communities in which we operate is based on sound management of the Company. Responsible mining is our core focus, and sustainable environmental, social and governance (ESG) practices are integral to the success of our business strategy.

Vision and Values

Equinox Gold's vision is to responsibly and safely produce more than one million ounces of gold per year while creating value for all stakeholders, including our workforce, our community partners and our shareholders. Equinox Gold's values define our culture and guide our actions.

Integrity	Excellence	Accountability	Teamwork

We do the right thing, act ethically and communicate transparently and honestly with all stakeholders.	We uphold the highest standards, have a well-trained workforce and strive to continually improve.	Everyone takes ownership and works safely. We set ambitious targets and keep our promises.	Our team is respectful and inclusive. We collaborate and encourage our team members to take action.

Leadership

Equinox Gold's commitment to responsible mining comes from the very top, with a clearly stated vision from our Board to be a leader in responsible mining, and a commitment from every member of our team to demonstrate excellence at each stage of development. Our ESG governance structure demonstrates the importance we place on embedding ESG priorities throughout the organization. Strong governance of ESG issues flows from the highest level of the organization, creating clear accountabilities across multiple reporting lines.

2023 Annual Meeting of Shareholders

Equinox Gold's Board provides strategic oversight regarding the Company's ESG strategy. The Board oversees the Company's performance and management of ESG risks and opportunities with the intention that our ESG strategy enhances shareholder value. Two Board-level committees are directly involved in oversight of Equinox Gold's ESG and risk management strategies:

• The Environment, Social and Governance Committee oversees ESG matters, including target setting and management of ESG-related initiatives

• The Audit Committee oversees the Company's enterprise risk management process, including ESG- related risks and opportunities

Both the ESG and Audit committees meet at least quarterly with Equinox Gold's senior management to review progress on its ESG and risk-management initiatives, and report at least quarterly to the Board.

The multi-disciplinary ESG Working Group, composed of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, General Counsel and the Vice Presidents of relevant departments, has a mandate to oversee our policies, standards, accountabilities and programs for ESG-related matters to ensure we are applying best practices and meeting our objectives and obligations.

At the management level, our executive team and country managers participate in developing and recommending ESG initiatives for approval by the Board, approve our ESG-related strategies and targets, manage and evaluate the Company's ESG performance, and ensure we are meeting our commitments and adequately managing ESG-related risks and opportunities.

The departments and teams across Equinox Gold are responsible for incorporating ESG programs and practices into their daily activities, and the responsibility for achieving our ESG targets is primarily led by our mine sites. The site- based teams are responsible for adopting and applying initiatives to help the Company achieve its objectives. Mine site management communicate the Company's ESG strategy and initiatives to the workforce and ensure their teams have the necessary skills and training. Mine site management report to the respective Country Operations senior vice presidents, who in turn report to Equinox Gold's Chief Operating Officer who is a member of the ESG Working Group.

ESG Strategy

Equinox Gold's commitments to responsible mining guide our ESG strategy. Protecting the health and safety of our workforce and our host communities is our greatest responsibility. We respect the rights of our workforce, Indigenous peoples and host communities and seek to bring long-term social and economic benefits to the regions in which we work. The primary elements of our ESG strategy are outlined below.

Governance

• Corporate policies: Ensuring that our policies are reviewed regularly, are appropriate for the size and stage of our business, reflect the key elements of effective corporate compliance and provide an effective framework to guide the conduct and behaviour of our workforce.

• Ethics: Ensuring that the actions of Equinox Gold's directors, officers, workforce, and suppliers reflect the Company's values, uphold the Company's policies, and are in accordance with laws and regulations.

• Risk management: Ensuring the processes are in place to monitor and mitigate potential risks to our business.

2023 Annual Meeting of Shareholders

Social

• Health and safety: Achieving zero harm by ensuring our workforce has the knowledge, skills, and resources they need to operate safely.

• Human rights: Upholding our responsibility to respect the rights of workers and communities across our business activities and to ensure we do not cause and are not complicit in human rights abuses.

• Employment practices: Ensuring unbiased hiring practices and fair remuneration and benefits across all site locations, reflecting a reasonable living wage.

• Inclusion and diversity: Creating workplaces that are respectful and inclusive and reflect the gender and racial diversity of the communities in which we work.

• Community engagement: Communicating regularly and transparently with local communities and Indigenous peoples, soliciting feedback, and finding collaborative solutions to issues and concerns.

• Community development: Hiring and procuring locally, contributing to both social and economic development to bring tangible, long-term benefits that endure beyond the life of a mine.

Environment

• Energy and greenhouse gas emissions: Contributing positively to the global fight against climate change by developing a long-term plan to prioritize green power sources and reduce our emissions.

• Water management: Protecting the quality of local water resources and minimizing the amount of water used to maintain operations.

• Mine waste and tailings facility management: Ensuring mine waste and tailings are safely managed, monitoring systems are in place, and all facilities are routinely monitored, inspected, and audited.

• Biodiversity: Promoting the protection and conservation of local biodiversity by preventing or mitigating the impact of mining activities on habitat and species loss.

• Reclamation and closure: Undertaking progressive site remediation and planning for responsible reclamation and closure when mining is complete.

Governance Policies and Practices

Equinox Gold is a member of the World Gold Council and the Mining Association of Canada and a signatory to the United Nations Global Compact. Our policies and practices are guided by the standards and principles of these organizations. The Company has developed robust policies intended to provide a common framework to guide conduct across our operations and is implementing leading industry standards at all mine sites, including the Mining Association of Canada's Towards Sustaining Mining Protocols and the World Gold Council's Responsible Gold Mining Principles. Our policies are carefully designed, recognizing their central role in managing Equinox Gold's business activities and ensuring the Company's long-term success. We review our governance policies at least annually to ensure they appropriately reflect any changes to our business and applicable regulations. Policies integral to executing the Company's ESG strategy include:

• Code of Conduct and Business Ethics

• Anti-Bribery and Anti-Corruption Policy

• Health and Safety Policy

• Environment and Climate Change Policy

• Social Responsibility and Human Rights Policy

• Diversity Policy

Equinox Gold's policies and governance frameworks are available in English, Spanish and Portuguese for review on our website at www.equinoxgold.com/corporate-governance/.

2023 Annual Meeting of Shareholders

Transparency and Reporting

The Company's ESG strategy is supported by a commitment to honest and transparent communication with all stakeholders. The Company's ESG reporting strategy includes using standard reporting frameworks such as the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). The Company also reports its greenhouse gas emissions (GHG) and energy data to the Carbon Disclosure Project annually and regularly updates its Tailings Management Report. In early 2023, the Company published its first Climate Action Report and set a target for GHG emissions reduction.

2022 ESG Highlights

The Company continued to advance its ESG objectives during 2022. We further integrated ESG management with our business goals and improved both internal and external reporting on key ESG metrics, while enhancing our strategy to monitor and manage ESG-related risks. Key 2022 highlights are summarized below.

Climate Action

On February 7, 2023, the Company published its inaugural Climate Action Report aligned with the TCFD. The report summarizes Equinox Gold's commitment to combat climate change by reducing our GHG emissions to mitigate potential negative impacts of climate change on the Company's operations. As detailed in the report, Equinox Gold has committed to a target of reducing the Company's scope 1 and scope 2 GHG emissions by 25% by 2030, compared to "business-as-usual" forecast GHG emissions in 2030 if no intervention measures were taken.

Based on an assessment of existing operations and planned expansions, we determined that diesel combustion in mobile equipment and electricity generation for fixed equipment account for nearly all our GHG emissions. As such, we have identified GHG emissions reduction initiatives focused on improving the efficiency of our haul trucks, reducing our electricity consumption and, where possible, sourcing electricity from green power sources.

The Climate Action Report provides detailed information regarding the governance framework and standards, methodology and metrics and targets applicable to the Company's GHG emissions reduction strategy. The report is available for review and download on our website at https://www.equinoxgold.com/responsible-mining/.

2023 Annual Meeting of Shareholders

CORPORATE GOVERNANCE OVERVIEW

Equinox Gold's success as a company, in both the public markets and the communities in which we operate, is based on our reputation for sound corporate governance and ethical business practices. We believe that good corporate governance is essential to effectively manage our Company and operations, to achieve our long-term business strategy and to maximize shareholder value.

Guidelines for effective corporate governance of listed companies are established by several sources, including National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines (together, the Corporate Governance Disclosure Rules). The Company has reviewed its own corporate governance practices considering the Corporate Governance Disclosure Rules and has complied with the applicable rules.

Ethical Business Conduct

The Board considers good corporate governance to be integral to the success of the Company and a requirement to meet its responsibilities to the Company's shareholders.

The Board, through its observations of the Company when visiting the operations and through meetings and other informal discussions with Management, believes the Company's Management team promotes a culture of ethical business conduct. Management is expected to monitor the activities of the Company's employees, consultants and agents in that regard.

The Board has adopted a Code of Conduct and Business Ethics (Code) and an Anti-Bribery and Anti-Corruption Policy ABAC Policy) to which all employees, consultants, contractors, officers and directors are expected to adhere. A copy of the Code and the ABAC Policy are available on the Company's website and the Code has been posted on SEDAR and EDGAR.

Training on the Code, the ABAC Policy and other key corporate governance matters was delivered through online and in-classroom training to all employees, consultants, officers and directors in 2022. The training reviews applicable obligations and requires all participants to acknowledge their responsibility to conduct themselves in compliance with the Code and its requirements. The Board reviews compliance with the Code on an annual basis and is responsible for granting any waivers from the Code. The Company will disclose waivers (if any) from the requirements of the Code granted to directors or executive officers in the next quarterly report following the waiver. There were no waivers of the Code during 2022.

It is a requirement of applicable corporate law that directors and officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and, in the case of directors, abstain from discussions and voting in respect to same if the interest is material. These requirements are also contained in the Company's Articles, which are available for review on our website.

2023 Annual Meeting of Shareholders

ABOUT THE BOARD

Subject to the constating documents of the Company and applicable law, the Board has a responsibility for stewardship of the Company, including the responsibility to supervise management of and oversee conduct of the business of the Company, provide leadership and direction to Management and consider Management's performance in conjunction with the Company's compensation plans, set policies appropriate for the business of the Company, and approve corporate strategies and goals.

The Board relies on Management to ensure the Company is conducting its everyday business to the appropriate standards and to provide regular, forthright reports to the Board. The Board works with Management to develop the Company's strategic direction, including matters relating to the Company's long-term strategic plan, budgets, financial plans and strategies, and corporate opportunities, as well as identifying strategic risks. The Board and Management discuss strategic issues at quarterly Board meetings and as needed throughout the year.

The Board has developed and adopted a mandate that sets out in writing the Board's authority, responsibility and function. The Board mandate was most recently updated in February 2023 and a copy is available on the Company's website.

Independence

Seven of the current directors and six of the eight director nominees qualify as independent directors under the Corporate Governance Disclosure Rules. Independence is in part a legal and regulatory construct. It is formally assessed annually and considered continually throughout the year to ensure the directors can act objectively and in an unfettered manner, independent of Management and free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Company's best interests. François Bellemare is "not independent" because he is the Board appointee of Mubadala Investment Company (Mubadala), an insider of Equinox Gold. See page 69 for information about Mubadala's Board nomination. Greg Smith is "not independent" because he is the President and CEO of Equinox Gold.

The Company also has a lead director, even though the Board Chair, Ross Beaty, is an independent director. The Board considers it good corporate governance practice to also appoint an independent lead director to help oversee the Company's corporate governance structure and act as another point of contact for the shareholder community as Mr. Beaty is a founder of the Company and remains a significant shareholder.

Board Composition and Experience

The following table sets out the skills and areas of expertise possessed by each of the director nominees, together with key demographic information about the nominees and their existing committee memberships. Other than General Clark, who is not standing for re-election at the Meeting, there have been no changes to the Board since the last annual meeting of shareholders. Additional information about each director nominee is contained in their relevant profile, starting on page 31.

2023 Annual Meeting of Shareholders

Beaty (Chair)	Boggio (Lead)	Bélanger	Bellemare	Campbell	Eyre	Koval	Smith	Total (of 8)
Experience and Expertise	Accounting and tax		✓	✓		✓	✓		✓	✓	6
	Capital markets and finance		✓	✓	✓	✓	✓	✓	✓	✓	8
	Corporate governance		✓	✓	✓	✓	✓	✓	✓	✓	8
	Executive management / senior officer experience		✓	✓	✓		✓	✓	✓	✓	7
	Human resources and compensation		✓	✓	✓		✓	✓	✓	✓	7
	International business		✓	✓	✓	✓	✓	✓	✓	✓	8
	Mining operations		✓	✓	✓			✓	✓	✓	6
	Corporate social responsibility		✓	✓	✓	✓	✓	✓	✓	✓	8
	ESG and/or HSE expertise		✓	✓	✓	✓	✓	✓	✓	✓	8
	Government relations / regulatory		✓	✓	✓	✓	✓	✓	✓	✓	8
	Strategic planning and M&A		✓	✓	✓	✓	✓	✓	✓	✓	8
	Risk Management		✓	✓	✓	✓	✓		✓	✓	7
	South American mining industry		✓	✓	✓	✓		✓	✓	✓	7
	North American mining industry		✓	✓	✓	✓			✓	✓	6
	Climate change governance		✓		✓		✓		✓	✓	5
	Cybersecurity			✓							1
	Board leadership		✓	✓	✓		✓	✓	✓	✓	7
Board Composition	Age		71	68	61	38	75	52	65	47	Avg. 60 yrs.
	Gender	Male	✓	✓		✓	✓		✓	✓	6 (75%)
		Female			✓			✓			2 (25%)
	Indigenous person, member of a visible minority, or person with a disability										None
	Independent		✓	✓	✓		✓	✓	✓		6 (75%)
Committees	Audit Committee*			Chair			✓				
	CN Committee				✓		✓	Chair			
	ESG Committee				Chair	✓			✓

* General Clark, who is not standing for re-election at the Meeting, is currently a member of the Audit Committee. Subject to the outcome of voting at the Meeting, the Board intends to appoint Mr. Koval to the Audit Committee following General Clark's retirement. Mr. Koval is an independent director and is financially literate.

2023 Annual Meeting of Shareholders

Position Descriptions

The Board has developed and approved written position descriptions for the chair of the Board, the chairs of the Board's committees, the Lead Director and the Company's CEO. Each position description describes the responsibilities of the relevant role; copies are available on the Company's website.

In-camera Meetings

The independent directors meet with the non-independent directors and Management at regularly scheduled Board meetings. They can also choose to meet in-camera (privately) at any Board meeting or can hold a separate meeting of only independent directors. In addition, the Audit Committee holds in-camera sessions with our auditors or amongst themselves at each Board meeting, and other Board committees hold in-camera sessions as required.

Board Education

The Compensation and Nomination Committee (CN Committee) oversees director education and development. The following resources and information are provided to new directors as part of their onboarding:

• Information explaining how the Board functions, Board committee responsibilities, and copies of the Company's governance policies, corporate charts, and historical minutes and resolutions;

• Access to recent publicly filed documents of the Company, technical reports and the Company's internal financial information;

• Access to Management and technical experts and consultants; and

• A summary of the directors' significant corporate and securities responsibilities.

Directors are encouraged to communicate with Management, internal and external auditors, and technical consultants, to keep themselves current with industry trends and developments and changes in legislation, with Management's assistance, and to attend related industry seminars and visit the Company's operations. Following initial onboarding, Directors have full access to the Company's records and meet directly with Management as required.

Directors also participate in ongoing education. In October 2022, all directors completed the Company's online compliance course, which included testing the director's understanding of the Code and ABAC Policy. In February 2023, a majority of the Board participated in a seminar led by the Company's General Counsel together with external counsel regarding geopolitical and domestic political risks in the jurisdictions in which the Company operates.

Directors are encouraged to visit the Company's operations. During 2022, Mr. Beaty and Mr. Smith visited the Company's Mesquite Mine in California and Mr. Smith visited Greenstone, Fazenda, Santa Luz and Aurizona.

Board and Director Assessments

The CN Committee, in conjunction with the Board, is responsible for reviewing, on an annual basis, the role and mandate of the Board, the charter of each Board committee, and the methods and processes by which the Board fulfills its duties and responsibilities.

In December 2022, the CN Committee solicited feedback on a confidential basis from each director regarding the performance and effectiveness of the Board and each Board committee, as well as individual director performance and contribution, understanding of related party conflicts (if any), and independence evaluations using third-party online evaluation questionnaires. The topics covered by the questionnaires included the director selection process, the conduct of meetings and the composition of the Board and committees, as well as peer review by each director of the conduct of the Board, the committees and their respective members.

2023 Annual Meeting of Shareholders

Also in December 2022, each director participated in a one-on-one conversation with the Lead Director (except the Lead Director, who met with the Chair), which included discussion of the performance and effectiveness of the Board and committees, independence and conflicts of interest. The CN Committee is responsible for establishing and administering the evaluation process, discussing the results and preparing a final report with recommendations to the Board. The most recent report was delivered to the Board in February 2023.

Nomination of Directors

The CN Committee annually reviews the skills, expertise and other qualities the Board should collectively possess, and the skills, expertise and other qualities possessed by each director, to identify any gaps. This review was most recently completed in February 2023.

The CN Committee is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selection of new directors. While the CN Committee has the primary responsibility for identifying prospective directors, all qualified candidates proposed are considered.

Diversity Policy

The Company recognizes the value of diversity among its directors and Management and has adopted a diversity policy (Diversity Policy) as part of our efforts to create a diverse and inclusive corporate culture that solicits multiple perspectives, free of conscious or unconscious bias and discrimination. The CN Committee considers all forms of diversity when assessing the composition of the Board and recommending nominees to fill vacancies and may engage qualified, independent external advisors to conduct a search for candidates to help achieve diversity objectives, including gender diversity. In addition to considering the skills and expertise and other qualities possessed by a potential director, consideration is given to the representation level of women, Indigenous persons, members of a visible minority, persons with disabilities, age and race. A copy of the Diversity Policy is available on the Company's website.

The Company has experienced significant growth during the last five years, largely through the Company's mergers and acquisitions and financing activities. In 2022, two (22%) of the Board were women and the Diversity Policy was revised to include a target to achieve at least 30% representation of women on the Board by the Meeting. With General Clark not standing for re-election, two (25%) of this year's eight director nominees are women. The CN Committee is actively recruiting for an additional Board member who is female and possesses the experience, skills and capabilities that will add value to the Board, the Company and its shareholders. This process is ongoing at the date of this Circular, so the 30% female representation target will not be achieved before the Meeting.

Director Term Limits and Retirement

Equinox Gold does not believe that directors should be forced to leave the Board simply due to the length of their tenure or their age. Numerous factors are considered by the CN Committee when recommending a director for nomination. Term limit restrictions and mandatory retirement age policies do not consider the value that a knowledgeable and experienced director can provide to the Company. Instead, the CN Committee annually reviews and considers the performance of each director, amongst other factors, when determining if a director should be nominated for election. We believe this approach provides more value to the Company than if we adopted term limit restrictions or a mandatory retirement age.

2023 Annual Meeting of Shareholders

Director Share Ownership

Non-executive directors of Equinox Gold are required to own common shares of the Company having a market value equal to four times the gross amount of their annual cash director retainer (the Share Ownership Policy). Directors are required to achieve this level of share ownership within five years from the date they are elected or appointed a director of the Company, or within five years from October 31, 2019, whichever is later.

The share ownership requirement of each non-executive director is evaluated annually.

Once a non-executive director has attained the level of share ownership prescribed by the Company's Share Ownership Policy, such individual is not required to increase their holdings to reflect subsequent fluctuations in the market price of the Company's common shares, which may cause a decrease in the value of such holdings. However, if a non-executive director fails to attain the relevant level of share ownership within the prescribed timeframe, such non-compliance will be considered by the CN Committee when determining whether to recommend the relevant director as a nominee for election at the Company's subsequent annual meeting. A copy of the Share Ownership Policy is available on our website. The number of Equinox Gold shares held by each director as at the Record Date is shown in the director nominee biographies starting on page 31.

COMMITTEES OF THE BOARD

The Board has established three standing committees: the Audit Committee, the CN Committee, and the Environment, Social and Governance Committee (ESG Committee) to assist the Board in carrying out its various oversight responsibilities. Committee membership is reviewed by the CN Committee annually and any proposed changes are recommended to the Board for approval.

Each committee has a written charter describing its purpose, organisation, powers and responsibilities. The committee charters are reviewed annually to ensure they remain appropriate for the Company and are consistent with market practice and applicable law. Any changes to the charters are reviewed by the relevant committee, the CN Committee and the Board. The charters are available on the Company's website.

Audit Committee

The Audit Committee is responsible for monitoring the Company's systems and procedures for financial reporting and internal controls over financial reporting, enterprise risk management, reviewing certain public disclosure documents, and monitoring the performance and independence of the Company's internal and external auditors. The Audit Committee is also responsible for reviewing the Company's interim and annual financial statements and MD&A before their approval by the Board. For more information about the Audit Committee, please refer to the section "Audit Committee" in our Annual Information Form for the year ended December 31, 2022, which is available on the Company's website, on SEDAR and on EDGAR.

Membership and Meetings

Members: Lenard Boggio (Chair), Gordon Campbell, General Wesley Clark

Mr. Boggio, Mr. Campbell and General Clark were members of the Audit Committee throughout 2022. As General Clark is not standing for re-election at the Meeting, subject to the outcome of voting at the Meeting the Board intends to appoint Mr. Koval to the Audit Committee following General Clark's retirement. Mr. Koval is an independent director and is financially literate.

The Audit Committee met five times in 2022.

2023 Annual Meeting of Shareholders

Independence

Each member of the Audit Committee is considered independent. The profiles for each committee member set out in the "Directors" section starting on page 31 describe each member's relevant knowledge and experience to serve on the Audit Committee and ensure appropriate completion of its charter.

Experience and Financial Literacy

All current members of the Audit Committee and Mr. Koval are considered financially literate. "Financially literate" means that each member can read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be expected to be raised by the Company's financial statements.

In addition, as a Fellow of the Chartered Professional Accountants of Canada and former partner of one of Canada's leading accounting firms, Mr. Boggio has the requisite professional experience in accounting to meet the criteria of an "audit committee financial expert" under the Sarbanes-Oxley Act of 2002 and is the designated financial expert of Equinox Gold.

Key 2022 Actions

Financial reporting	Reviewed and recommended to the Board for approval the Company's annual and interim consolidated financial statements and MD&A.
Cybersecurity	Oversaw the advancement of the Company's cybersecurity program, including risk identification, monitoring and training. See "Cybersecurity" below for additional information.
Internal controls over financial reporting	Evaluated the appropriateness of the systems and procedures, internal controls over financial reporting, information technology systems and disclosure controls and procedures implemented by the Company.
Audit planning and conduct of audit	Evaluated the internal audit plan and external auditor's plan.
Enterprise risk management (ERM)	Reviewed and advised on ERM processes and risk identification.
Compliance and regulatory matters	Reviewed and approved the Company's ethics and compliance program, annual compliance training and corporate governance policies, including its fraud risk standard which describes the elements of the Company's fraud risk management program.

Cybersecurity

The Company's cybersecurity program is constructed around the following key pillars, which helps the Company to respond quickly to security threats and ensure business continuity:

• Framework adoption

• Robust defence system

• Threat surface minimization

• Data flow monitoring

• Rapid recovery

• Workforce education

2023 Annual Meeting of Shareholders

Management updates the Audit Committee at least quarterly regarding the Company's cybersecurity program, including the status of projects relating to each of the key pillars, the results of benchmarking cybersecurity metrics against peers and any changes in potential cybersecurity risks, together with mitigation plans.

Compensation and Nomination (CN) Committee

The CN Committee is responsible for developing and implementing governance best practices and works closely with our Corporate Secretary to ensure the CN Committee is aware of developments and emerging trends in corporate governance.

Membership and Meetings

Members: Dr. Sally Eyre (Chair), Maryse Bélanger, Gordon Campbell

Dr. Eyre, Ms. Bélanger and Mr. Campbell were members of the CN Committee throughout 2022.

The CN Committee met six times in 2022.

Independence

Each member of the CN Committee is considered independent in accordance with the Corporate Governance Disclosure Rules for determining independence. The profiles for each committee member set out in the "Directors" section starting on page 31 describe each member's relevant knowledge and experience to serve on the CN Committee and ensure appropriate completion of its charter.

Experience

All members of the CN Committee have direct experience relevant to their responsibilities as CN Committee members. Each of Dr. Eyre and Ms. Bélanger have served in senior executive positions of public companies, and Mr. Campbell has served as the Canadian High Commissioner in the United Kingdom and as the Premier of British Columbia. All members of the CN Committee have in-depth knowledge of compensation matters and their expertise enables them to assess the relative benefits and costs of compensation plans. The members' combined experience provides them with insight into the specific risks and success factors applicable to the Company's operations, which is important in setting and measuring the Company's performance metrics.

Key 2022 Actions

Board and committee membership	Reviewed and advised on the composition of the Board and committees and recommended director nominees for election.
Board performance	Evaluated the effectiveness of the Board and its committees as well as the contribution of individual directors based on the results of the annual director surveys and one-on-one interviews between each director and the Lead Director.
Corporate goals and objectives	Recommended approval of the Company's 2022 corporate objectives and evaluated the Company's performance relative to those objectives.
Compensation	Reviewed and made recommendations to the Board on compensation matters, including named executive officer compensation and amendments to the Company's share-settled Restricted Share Unit Plan to: increase the maximum number of shares reserved for issuance; include a requirement for the CEO to hold shares issued on vesting of RSU for a period of 12 months; and to remove automatic accelerated vesting of RSU and pRSU on a change of control.

2023 Annual Meeting of Shareholders

Governance	Reviewed and advised on the Company's existing compliance policies and programs, including amending the Company's Diversity Policy to include a commitment to achieving 30% women on the Board on or before the Company's 2023 annual general meeting.
Succession planning	Recommended to the Board the appointment of Mr. Smith as CEO of the Company, following the resignation of Mr. Milau. The Committee considered the Company's CEO Succession Plan, which had identified Mr. Smith as both an emergency replacement and long-term successor to Mr. Milau, together with external executive search proposals, when making its recommendation.

Reviewed and approved succession plans for the COO, CFO, Country Operations Senior Vice Presidents, and Executive Vice President Exploration. Each succession plan identifies individuals to provide temporary emergency leadership coverage during unforeseen circumstances, as well as identifying individuals who could assume the relevant role on a permanent basis.

Environment, Social and Governance (ESG) Committee

The ESG Committee is responsible for developing the Company's standards, policies and programs relating to environment, social and governance matters, including health, safety, sustainable development, community relations, human rights, government relations and social responsibility, and for monitoring the Company's performance regarding the same.

Membership and Meetings

Members: Maryse Bélanger (Chair), François Bellemare, General Wesley Clark, Marshall Koval

Ms. Bélanger, Mr. Breen, General Clark and Mr. Koval were members of the ESG Committee throughout 2022. As General Clark is not standing for re-election at the Meeting, the committee will comprise three members following General Clark's retirement.

The ESG Committee met four times in 2022.

Independence

Three of the current ESG Committee members (75%) are considered independent in accordance with the Corporate Governance Disclosure Rules. Mr. Bellemare is non-independent as he is the Board appointee of Mubadala, an insider of Equinox Gold. The profiles for each committee member set out in the "Directors" section starting on page 31 describe each member's relevant knowledge and experience to serve on the ESG Committee and ensure appropriate completion of its charter.

Key 2022 Actions

Health and safety	Oversaw efforts to achieve a TRIFR per million hours worked of 3.40 or less.
Social	Oversaw the development of corporate social management standards based on the Mining Association of Canada's Towards Sustainable Mining Protocols and the Word Gold Council's Responsible Gold Mining Principles.
Environment	Oversaw the development and adoption of the Company's GHG reduction target and efforts to achieve a SEIFR per million hours worked of 1.6 or less.
Governance	Oversaw ongoing development of a corporate human rights due diligence framework aligned with the United Nations Guiding Principles on Business and Human Rights.

2023 Annual Meeting of Shareholders

Reporting and disclosure	Oversaw the publication of the ESG report using SASB and GRI frameworks. Oversaw the development and publication in February 2023 of the Company's inaugural Climate Action Report that complies with the TCFD and includes the Company's GHG reduction target.

2023 Annual Meeting of Shareholders

DIRECTORS

The Board recommends the election of eight directors at the Meeting. Each of the director nominees was elected at the Company's 2022 annual and special meeting of shareholders. We do not expect that any of the nominees will be unable or unwilling to serve as a director. If that should occur before the Meeting, the persons named in the proxy reserve the right to vote for another nominee, unless you specify in your proxy or voting instruction form that your shares are to be withheld from voting on the election of directors.

The director nominees have been selected based on their ability to contribute a diverse range of valuable skills and experience that the Board believes is necessary to effectively fulfill its duties and responsibilities.

Advance Notice Policy

The Board has adopted an Advance Notice Policy for the nomination of directors in certain circumstances. A copy of the Advance Notice Policy is available on Equinox Gold's website. At the date of this Circular, the Company has not received notice of any additional director nominations in connection with the Meeting.

Majority Voting Policy

The Board has adopted a Majority Voting Policy. Under our Majority Voting Policy, any nominee proposed for election as a director must submit their resignation if they receive more WITHHELD votes than FOR votes. The policy only applies to uncontested elections of directors, where the number of nominees is the same as the number of directors to be elected.

Within 90 days of the relevant shareholders' meeting, the Board will determine whether to accept the resignation and issue a press release either announcing the resignation of the director or explaining the Board's reasons for not accepting the resignation. The Board will accept the resignation unless there are exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation under this policy will not participate in any Board or committee meeting at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the current directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting.

Each director elected at the Meeting will hold office until the close of our next annual meeting of shareholders or until their successor is elected or appointed, unless their office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia).

Some of the director nominee information that follows has been furnished by the individual nominees, including their province or state of residence, principal occupation and business or employment. The number of shares, options (Options), time-based restricted share units (RSU), performance-based RSU (pRSU) and deferred share units (DSU) beneficially owned by each nominee or over which each nominee exercises control or direction set out in the tables below has been obtained from publicly available insider reporting as at the Record Date or has been provided by individual nominees.

2023 Annual Meeting of Shareholders

Ross Beaty, Chair
Principal Occupation Resource entrepreneur	Age: 71	Previous Voting Results
	Residence: British Columbia, Canada	2022: 99.68% For
	Director since: December 22, 2017	2021: 95.80% For
	Independent	2020: 94.33% For

Mr. Beaty is the Board Chair. He is a geologist and resource company entrepreneur with more than 47 years of experience in the international minerals industry. Mr. Beaty is a past President of the Silver Institute, a Fellow of the Geological Association of Canada, the Society of Economic Geologists, and the Canadian Institute of Mining (CIM), and a recipient of the CIM’s Past President Memorial Medal. Mr. Beaty has received the Association of Mineral Exploration of B.C.'s Colin Spence Award for excellence in global mineral exploration, the 2008 MiningPerson of the Year award from the Mining Association of B.C., the Viola R. MacMillan Award from the Prospectors and Developers Association of Canada, the CIM’s Vale Medal for meritorious contribution to mining, the Coastal Ocean Research Institute’s North Medal for Ocean Conservation, and the Alumni Award of Distinction from UBC’s School of Law. Mr. Beaty has been inducted to the Resource Hall of Fame (2015), the Business Laureates of British Columbia Hall of Fame (2017) and the Canadian Mining Hall of Fame (2018). Mr. Beaty was also appointed to The Order of Canada in 2017. Mr. Beaty was born in Vancouver, Canada and received an M.Sc., Distinction in Mineral Exploration from the Royal School of Mines, Imperial College, England, and both a Bachelor of Law and B.Sc. Honours in Geology from the University of British Columbia.

2022 Meeting Attendance			2022 Compensation
Board		6 of 6	Total cash retainer[4]	$200,000
			Value of RSU grants[5]	$200,000
Securities Held[1]		Market Value[1]	Other Directorships with Reporting Issuers
Shares[2]	25,568,641	$105,053,764	Innergex Renewable Energy Inc.	Director
Options	-	-
DSU	56,397	$231,718
RSU[3]	68,283	$280,554
Share ownership requirement achieved		Yes
Areas of Expertise
Capital markets and finance Corporate governance Board leadership Risk management Human resources and compensation International business Mining operations Accounting and tax
  Corporate social responsibility
  South American mining industry
  North American mining industry
  Executive management/senior officer experience
  Strategic planning and M&A
  ESG and/or HSE expertise
  Climate change governance
  Government relations/regulatory

Notes

1. Securities held as of March 16, 2023. Market value calculated using the closing price of our shares on the TSX on March 16, 2023 (C$5.67) and converted into US$ at an exchange rate of US$1.00 = C$1.38 as quoted by S&P Global Market Intelligence on March 16, 2023.

2. Of which 1,579,751 shares are beneficially held by Kestrel Holdings Ltd.

3. As of March 16, 2023, 44,873 RSU are unvested and 23,410 RSU are vested but Mr. Beaty has deferred receipt of such RSU. See page 64 for additional information.

4. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

5. Value of RSU granted on January 12, 2023.

2023 Annual Meeting of Shareholders

Lenard Boggio, Lead Director
Principal Occupation Corporate Director	Age: 68	Previous Voting Results
	Residence: British Columbia, Canada	2022: 85.91% For
	Director since: December 22, 2017	2021: 93.78% For
	Independent	2020: 94.03% For

Mr. Boggio is the Board’s independent Lead Director and is chair of Equinox Gold’s Audit Committee. Mr. Boggio is a former partner of PricewaterhouseCoopers LLP, where he was the leader of the mining industry practice in British Columbia. Mr. Boggio has significant expertise in financial reporting, auditing matters and transactions in the mineral resource and energy sectors, including with exploration, development and production stage operations in the Americas, Africa, Europe, and Asia. Mr. Boggio previously served as an independent director of several resource companies and currently serves as an independent director of Pure Gold Mining, Three Valley Copper, Titan Mining, and Augusta Gold. He has a Bachelor of Arts and an Honours Bachelor of Commerce degree, both from the University of Windsor. He is a past chair of the Canadian Institute of Chartered Accountants and a past president of the Institute of Chartered Accountants of BC and holds the FCPA, FCA designation. He is a member of the Canadian Institute of Corporate Directors and holds an ICD.D designation.

2022 Meeting Attendance			2022 Compensation
Board (Lead Director)		6 of 6	Total cash retainer[3]	$99,000
Audit Committee (Chair)		5 of 5	Value of RSU grants[4]	$75,000

Securities Held[1]		Market Value[1]	Other Directorships with Reporting Issuers
Shares	43,135	$177,229	Pure Gold Mining Inc.[5]	Director
Options	100,416	$12,215	Three Valley Copper Inc.	Director
DSU	28,146	$115,643	Titan Mining Company	Director
RSU[2]	53,592	$220,193	Augusta Gold Corp.	Director
Share ownership requirement achieved		Yes
Areas of Expertise
Accounting and tax Capital markets and finance Corporate governance Board leadership Risk management Human resources and compensation International business Mining operations
  Corporate social responsibility
  South American mining industry
  North American mining industry
  Executive management/senior officer experience
  Government relations/regulatory
  Strategic planning and M&A
  ESG and/or HSE expertise
  Cybersecurity

Notes

1. Securities held as of March 16, 2023. Market value calculated using the closing price of our shares on the TSX on March 16, 2023 (C$5.67) and converted into US$ at an exchange rate of US$1.00 = C$1.38 as quoted by S&P Global Market Intelligence on March 16, 2023.

2. As of March 16, 2023, 22,018 RSU are unvested and 31,574 RSU are vested but Mr. Boggio has deferred receipt. See page 64 for additional information.

3. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

4. Value of RSU granted on January 12, 2023.

5. On March 17, 2023 Pure Gold Mining Inc. (Pure Gold) announced the intention of the directors of the company, including Mr. Boggio, to resign after a chief administrative officer is appointed as part of the ongoing Company’s Creditors Arrangement Act (CCCA) proceedings relating Pure Gold.

2023 Annual Meeting of Shareholders

Maryse Bélanger
Principal Occupation Corporate Director	Age: 61	Previous Voting Results
	Residence: British Columbia, Canada	2022: 89.45% For
	Director since: May 15, 2020	2021: 96.92% For
	Independent	2020: 99.44% For

Ms. Bélanger is chair of Equinox Gold’s ESG Committee and is a member of the Board’s CN Committee. Ms. Bélanger has over 35 years of experience with senior gold companies globally with provenstrengths in operational excellence and efficiency, technical studies, and services. She has provided oversight and project management support through some of the mining industry’s key strategic acquisitions. Ms. Bélanger was appointed Board chair at Iamgold in February 2022. She is also a director of Sherritt International and Pure Gold Mining. She was Interim President and CEO of Iamgold from May 2022 to the end of March 2023. From July 2016 to July 2019 Ms. Bélanger was President, COO and director of Atlantic Gold. Previously, from 2014 to 2016, she served as CEO and Managing Director of Mirabela Nickel. From 2011 to 2014, Ms. Bélanger was a senior executive with Goldcorp where she was ultimately appointed Senior Vice President, Technical Services. Prior to joining Goldcorp, Ms. Bélanger was Director, Technical Services for Kinross Gold for Brazil and Chile. She was formerly the CEO of Bullfrog Gold and has served onthe boards of Bullfrog Gold, Mirabela Nickel, True Gold, Newmarket Gold, Sigma Lithium and Atlantic Gold. She was recognized twice by the Women in Mining UK 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining and was recently named one of the ten most influential women in the mining industry. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics and an ICD.D designation, and she is fluent in English, French, Spanish and Portuguese.

2022 Meeting Attendance			2022 Compensation
Board		6 of 6	Total cash retainer[4]	$101,000
ESG Committee		4 of 4	Value of RSU grants[5]	$75,000
CN Committee		6 of 6

Securities Held[1]		Market Value[1]	Other Directorships with Reporting Issuers
Shares	8,950	$36,773	IAM Gold Corporation	Director
DSU	2,870	$11,792	Sherritt International Corporation	Director
RSU[2]	22,018	$90,465	Pure Gold Mining Inc.[6]	Director
Warrants	5,525	$22,701
Share ownership requirement achieved		No3
Areas of Expertise
Capital markets and finance Corporate governance Executive management/senior officer experience Human resources compensation International business Board leadership South American mining industry
  Mining operations
  Corporate social responsibility
  Risk management and climate change governance
  ESG and/or HSE expertise
  Government relations/regulatory
  Strategic planning and M&A
  North American mining industry

Notes

1. Securities held as of March 16, 2023. Market value calculated using the closing price of our shares on the TSX on March 16, 2023 (C$5.67) and converted into US$ at an exchange rate of US$1.00 = C$1.38 as quoted by S&P Global Market Intelligence on March 16, 2023.

2. RSU are unvested. See page 64 for additional information.

3. Ms. Bélanger has until May 15, 2025 to achieve the applicable share ownership requirements. See page 26 for details.

4. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

5. Value of RSU granted on January 12, 2023.

6. On March 17, 2023, Pure Gold announced the intention of the Company’s board of directors, including Ms. Bélanger, to resign after a chief administrative officer is appointed as part of the ongoing CCCA proceedings relating to Pure Gold.

2023 Annual Meeting of Shareholders

François Bellemare
Principal Occupation Senior Vice President, Mubadala Direct Investments	Age: 38	Previous Voting Results
	Residence: Quebec, Canada	2022: 99.75% For
	Director since: January 1, 2022	2021: N/A
	Non-Independent	2020: N/A

Mr. Bellemare is a member of Equinox Gold’s ESG Committee. He is a long-standing member of Mubadala’s direct investment platform, currently serving as Senior Vice President covering the Industrials and Business Services sector based in the firm’s New York office. Mr. Bellemare has been involved in multiple aspects of the mining sector, including deal origination and execution, partnerships, project development, financing, and joint ventures across all major geographies. He has led key asset management responsibilities for Mubadala’s precious metals portfolio, including its investments in MINESA (one of the world’s leading underground gold mines under development in Santander Province, Colombia). Prior to joining Mubadala in 2014, he was at BMO Capital Markets based in their London and Toronto offices, advising metals and mining companies on M&A and capital markets transactions. Mr. Bellemare holds a bachelor’s degree in Electrical and Computer Engineering from McGill University.

2022 Meeting Attendance			2022 Compensation
Board		5 of 6	Total cash retainer	$85,000
ESG Committee		4 of 4	Value of RSU grants[4]	$75,000

Securities Held[1]		Market Value[1]	Other Directorships with Reporting Issuers
DSU	18,300	$75,189	N/A
RSU[2]	22,018	$90,465
Share ownership requirement achieved		No3
Areas of Expertise
Accounting and tax Capital markets and finance Corporate governance Risk management International business Corporate social responsibility	South American mining industry North American mining industry Government relations/regulatory Strategic Planning and M&A ESG and/or HSE expertise
Notes

1. Securities held as of March 16, 2023. Market value calculated using the closing price of our shares on the TSX on March 16, 2023 (C$5.67) and converted into US$ at an exchange rate of US$1.00 = C$1.38 as quoted by S&P Global Market Intelligence on March 16, 2023.

2. RSU are unvested. See page 64 for additional information.

3. Mr. Bellemare has until January 1, 2026 to achieve the applicable share ownership requirements. See page 26 for details.

4. Value of RSU granted on January 12, 2023.

2023 Annual Meeting of Shareholders

Gordon Campbell
Principal Occupation Corporate Director	Age: 75	Previous Voting Results
	Residence: British Columbia, Canada	2022: 98.34% For
	Director since: March 10, 2020	2021: 99.46% For
	Independent	2020: 99.52% For

Mr. Campbell is a member of Equinox Gold’s Audit Committee and its CN Committee. Mr. Campbell is a former Canadian diplomat and politician and was appointed to The Order of British Columbia in 2011 and The Order of Canada in 2018. From 2011 to 2016, he was the Canadian High Commissioner to the United Kingdom. He was the 34th Premier of British Columbia from 2001 to 2011 and was the leader of the Official Opposition in British Columbia from 1994 to 2001. From 1986 to 1993, Mr. Campbell was Mayor of Vancouver, British Columbia. Prior to serving in politics, Mr. Campbell was a real estate developer and a CUSO teacher in Nigeria. Mr. Campbell holds a Master of Business Administration from Simon Fraser University.

2022 Meeting Attendance[1]			2022 Compensation
Board		6 of 6	Total cash retainer[3]	$95,000
Audit Committee (Chair)		5 of 5	Value of RSU grants[4]	$75,000
CN Committee		6 of 6
Securities Held[1]		Market Value[1]	Other Directorships with Reporting Issuers
Shares	38,442	$157,946	N/A
DSU	93,498	$384,155
RSU[2]	34,704	$142,588
Share ownership requirement achieved		Yes
Areas of Expertise
Accounting and tax Capital markets and finance Corporate governance Board leadership Risk management Human resources and compensation International business	Corporate social responsibility Executive management/senior officer experience Government relation/regulatory Strategic planning and M&A ESG and/or HSE expertise Climate change governance
Notes

1. Securities held as of March 16, 2023. Market value calculated using the closing price of our shares on the TSX on March 16, 2023 (C$5.67) and converted into US$ at an exchange rate of US$1.00 = C$1.38 as quoted by S&P Global Market Intelligence on March 16, 2023.

2. As of March 16, 2023, 22,018 RSU are unvested and 12,686 RSU are vested but Mr. Campbell has deferred receipt. See page 64 for additional information.

3. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

4. Value of RSU granted on January 12, 2023.

2023 Annual Meeting of Shareholders

Dr. Sally Eyre
Principal Occupation Corporate Director	Age: 52	Previous Voting Results
	Residence: British Columbia, Canada	2022: 93.39% For
	Director since: October 31, 2020	2021: 98.18% For
	Independent	2020: N/A

Dr. Eyre is chair of Equinox Gold’s CN Committee. She is a mining finance professional with extensive experience in global resource capital markets and mining operations, and currently holds non-executive directorships at Adventus Mining, Ero Copper and Centamin. During 2011 to 2014 she served as President and CEO of Copper North Mining and prior to Copper North Mining served as Senior Vice President, Operations at Endeavour Mining, responsible for a portfolio of resource exploration, development and production projects throughout West Africa. Dr. Eyre also served as President and CEO of Etruscan Resources (now Endeavour Mining), a gold company with producing assets in West Africa. She served as Director of Business Development for Endeavour Financial and has held executive positions with a number of Canadian resource companies. Dr. Eyre has a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London. Dr. Eyre is a member of the Society of Economic Geologists, a member of the Institute of Corporate Directors, and a former Director of the Society of Economic Geologists Canada Foundation.

2022 Meeting Attendance			2022 Compensation
Board		6 of 6	Total cash retainer[4]	$95,000
CN Committee		6 of 6	Value of RSU grants[5]	$75,000

Securities Held[1]		Market Value[1]	Other Directorships with Reporting Issuers
Shares	12,304	$50,553	Adventus Mining Corporation	Director
DSU	15,222	$62,543	Ero Copper Corp.	Director
RSU[2]	22,018	$90,465	Centamin plc Director	Director
Share ownership requirement achieved		No3
Areas of Expertise
Capital markets and finance Corporate governance Executive management/senior officer experience Human resources compensation Mining operations ESG and/or HSE experience Board leadership	International business Corporate social responsibility Risk management Government relations/regulatory Strategic planning and M&A South American mining industryy
Notes

1. Securities held as of March 16, 2023. Market value calculated using the closing price of our shares on the TSX on March 16, 2023 (C$5.67) and converted into US$ at an exchange rate of US$1.00 = C$1.38 as quoted by S&P Global Market Intelligence on March 16, 2023.

2. RSU are unvested. See page 64 for additional information.

3. Dr. Eyre has until October 31, 2025 to achieve the applicable share ownership requirements. See page 26 for details.

4. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

5. Value of RSU granted on January 12, 2023.

2023 Annual Meeting of Shareholders

Marshall Koval
Principal Occupation Director, President & CEO, Lumina Group	Age: 65	Previous Voting Results
	Residence: Washington, USA	2022: 89.27% For
	Director since: December 22, 2017	2021: 91.85% For
	Independent	2020: 88.16% For

Mr. Koval is a member of Equinox Gold’s ESG Committee. Mr. Koval is a mining executive with 43 years of corporate management, M&A, finance, mineral exploration, mine development and operations experience and has worked on mining projects in over 30 countries. He currently serves as Director, President and CEO of Lumina Gold and Director and CEO of Luminex Resources, and is a Director of Miedzi Copper. He was Chairman, President and CEO of Anfield Gold until it was acquired by Trek Mining in December 2017 in the transaction to form Equinox Gold. Previously, Mr. Koval was a partner in Lumina Capital and served as Director, President and CEO of Northern Peru Copper, VP of Corporate Development for Lumina Copper, President of Pincock, Allen & Holt and held management positions with Golder Associates, BHP/Utah International, Inco, Meridian Minerals and Inspiration Consolidated Copper. Mr. Koval holds a B.Sc. in Geology from the University of Missouri and is a registered professional geologist in North Carolina and Washington.

2022 Meeting Attendance[1]			2022 Compensation
Board		6 of 6	Total cash retainer[3]	$85,000
ESG Committee		4 of 4	Value of RSU grants[4]	$75,000

Securities Held[1]		Market Value[1]	Other Directorships with Reporting Issuers
Shares	201,624	$828,412	Lumina Gold Corp.	Director, President and CEO
Options	39,306	$11,329	Luminex Resources Corp.	CEO and Director
DSU	31,864	$130,919
RSU[2]	22,018	$90,465
Share ownership requirement achieved		Yes
Areas of Expertise
Accounting and tax Capital markets and finance Corporate governance Board leadership Risk management Human resources and compensation International business Mining operations
  Corporate social responsibility
  South American mining industry
  North American mining industry
  Executive management/senior officer experience
  Government relations/regulatory
  Strategic planning and M&A
  ESG and/or HSE expertise
  Climate change governance

Notes

1. Securities held as of March 16, 2023. Market value calculated using the closing price of our shares on the TSX on March 16, 2023 (C$5.67) and converted into US$ at an exchange rate of US$1.00 = C$1.38 as quoted by S&P Global Market Intelligence on March 16, 2023.

2. RSU are unvested. See page 64 for additional information.

3. Cash retainer is paid in four equal installments, quarterly in arrears. May be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

4. Value of RSU granted on January 12, 2023.

2023 Annual Meeting of Shareholders

Greg Smith
Principal Occupation President, CEO and Director	Age: 47	Previous Voting Results
	Residence: British Columbia, Canada	N/A
Director since: September 1, 2022
Non-Independent

Greg Smith was appointed CEO and a Director of Equinox Gold on September 1, 2022. Mr. Smith had been President of Equinox Gold since March 2017, when JDL Gold merged with Luna Gold, and helped to lead the team through four mergers and an asset acquisition to grow the company from a single-asset developer to a multi-asset producer. Prior to his role as CEO of JDL Gold, he held the roles of CEO and founder of Anthem United, President and CEO of Esperanza Resources prior to its sale to Alamos Gold, and CFO of Minefinders Corporation prior to its sale to Pan American Silver. Previously Mr. Smith has held management positions at both Goldcorp and the mining division of KPMG LLP, and he also acted as a director of Premier Royalty prior to its sale to Sandstorm Gold. Currently Mr. Smith is a director of i-80 Gold and Horizon Copper Partners and is a director and chair of Sandbox Royalties, which is currently not listed on a stock exchange. Mr. Smith is a Canadian Chartered Professional Accountant.

2022 Meeting Attendance[1]			2022 Compensation
Board		2 of 2	Mr. Smith does not receive compensation for his role as a director. See the “Executive Compensation Discussion and Analysis” section beginning on page 45 for details of Mr. Smith’s compensation as CEO of the Company.
Securities Held[2]		Market Value[2]	Other Directorships with Reporting Issuers
Shares	341,770	$1,404,229	i-80 Gold Corp.	Director
Options[3]	16,501	-	Horizon Copper Corp.	Director
RSU[4]	272,950	$1,121,468
pRSU[5]	184,100	$756,411
Share ownership requirement achieved		Yes
Areas of Expertise
Accounting and tax Capital markets and finance Corporate governance Board leadership Risk management International business Corporation social responsibility Government relations/regulatory
  South American mining industry
  North American mining industry
  Executive management/senior officer experience
  Strategic planning and M&A
  Mining operations
  ESG and/or HSE expertise
  Climate change governance
  Human resources and compensationy

Notes

1. Mr. Smith was appointed a director of the Company effective September 1, 2022. Before that date, Mr. Smith attended Board meetings in his capacity as President of the Company.

2. Securities held as of March 16, 2023. Market value calculated using the closing price of our shares on the TSX on March 16, 2023 (C$5.67) and converted into US$ at an exchange rate of US$1.00 = C$1.38 as quoted by S&P Global Market Intelligence on March 16, 2023.

3. As of March 16, 2023, the Options held by Mr. Smith are not in-the-money as they have an exercise price of C$11.80.

4. As of March 16, 2023, 249,334 RSU are unvested and 23,616 RSU are vested but Mr. Smith has deferred receipt. See page 64 for additional information.

5. pRSU are unvested. On the Redemption Date (defined below) of the pRSU, the number of shares to be issued in satisfaction of the pRSU will vary from 50% to 150% of the number of pRSU granted based on the performance ratio.

2023 Annual Meeting of Shareholders

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as stated below, to the knowledge of the Company no proposed director:

(a) is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer (CEO) or chief financial officer (CFO) of any company (including the Company) that:

(i) was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b) is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Ms. Bélanger was a director of Mirabela Nickel Limited (MBN) from July 2014 to June 2016. On September 24, 2015, the board of directors of MBN elected to place the company into voluntary administration under the relevant provisions of the Australian Corporations Act 2001.

Mr. Boggio was a director of Great Western Minerals Group Ltd. ("GWMG") from January 2013 until July 2015. In April, 2015 GWMG entered a support agreement with certain of the holders of GWMG's secured convertible bonds and GWMG was subsequently granted protection from its creditors under the Companies' Creditors Arrangements Act. In December, 2015 GWMG entered bankruptcy proceedings.

Ms. Bélanger and Mr. Boggio are both directors of Pure Gold. Pure Gold owns the Madsen Mining property, located near Red Lake Ontario. After redeveloping the property and processing facilities, Pure Gold experienced significant start up and operational difficulties. Consequently, on October 31, 2022, Pure Gold applied for and received an initial order for creditor protection from the Supreme Court of British Columbia under the CCCA. On March 17, 2023, Pure Gold announced the intention of the company's board of directors, including Ms. Bélanger and Mr. Boggio, to resign following the appointment of a chief administrative officer in connection with the ongoing CCCA proceedings.

The following table sets out the attendance of directors at Board and Committee meetings during the year ended December 31, 2022.

2023 Annual Meeting of Shareholders

Meeting	Number of Meetings Held During 2022	Attendance
Board	Six	Full attendance by all directors, except for General Clark and Mr. Bellemare who were unable to attend a meeting called and held in July 2022, due to scheduling conflicts.[1]
Audit Committee	Five	Full attendance by all committee members
Compensation and Nomination Committee	Six	Full attendance by all committee members
Environment, Social and Governance Committee	Four	Full attendance by all committee members

Notes:

1. Mr. Milau attended all board meetings held in 2022 prior to his resignation. Mr. Smith was appointed as a director of the Company on September 1, 2022 and has attended all board meetings held since his appointment.

2023 Annual Meeting of Shareholders

DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Equinox Gold has established director compensation based on a comparison with other companies in the mining industry and considering the duties and responsibilities of our directors, both at the Board level and the committee level. Our approach to director compensation is based on being in line with the median of our peers' director compensation. The total is weighted evenly between cash and equity compensation to reinforce our culture of share ownership. Executive directors are not paid for their services as directors. Our non-executive directors are paid for their services as directors through an annual retainer. Non-executive director compensation is not performance- based and they do not participate in the compensation programs established for Management. The following table details the retainer and meeting fee structure for non-executive directors for the financial years ending December 31, 2022 and 2023.

Type	Amount 2022 ($)	Amount 2023 ($)
Annual Board Chair Retainer[1]	314,961	295,548
Annual Board Retainer (Non-Chair, Non-Employee)[1]	140,000	140,000
Audit Committee Chair Retainer[2]	20,000	24,000
Compensation and Nomination Committee Chair Retainer[2]	16,000	20,000
Environment, Social and Governance Committee Chair Retainer[2]	16,000	16,000
Committee Member Retainer (Non-Chair)[2]	10,000	10,000

Notes:

1. Annual retainers are paid 50% in cash and 50% in equity, quarterly in arrears. The cash portion of the annual retainer may be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director. The remaining half is paid by way of RSU (in accordance with the Equinox Gold RSU Plan). The actual amounts of any DSU and RSU awarded will vary depending on the share price at the time of grant.

2. Committee retainers are paid in cash, quarterly in arrears, in addition to the annual retainer. The committee retainers may be taken 100% in cash, 100% by way of DSU (in accordance with the Equinox Gold DSU Plan), or partly in cash and partly in DSU, as elected by the relevant director.

3. Mr. Beaty's annual retainer is granted in Canadian dollars and has been converted into US$ at an exchange rate of C$1 = US$0.79 for 2022, and C$1 = US$0.74 for 2023.

Annual Board retainer fees are paid in respect of the period starting on the date of the annual meeting of shareholders at which the director is elected or re-elected and ending on the date immediately before the date of our next annual meeting of shareholders.

The following table sets out all amounts of compensation earned by the non-executive directors for their services during the 2022 calendar year.

Director Name	Fees Earned1 ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Ross Beaty	184,717	184,717	-	-	-	-	369,434
Maryse Bélanger	96,000	70,000	-	-	-	-	166,000
François Bellemare	80,000	70,000	-	-	-	-	150,000
Lenard Boggio	90,000	70,000	-	-	-	-	160,000
Gordon Campbell	90,000	70,000	-	-	-	-	160,000
General Clark	90,000	70,000	-	-	-	-	160,000
Dr. Sally Eyre	86,000	70,000	-	-	-	-	156,000
Marshall Koval	80,000	70,000	-	-	-	-	150,000

Notes:

1. Fees may be paid 100% in cash; 100% by way of DSUs (in accordance with the Equinox Gold DSU Plan); or partly in cash and partly in DSU, as elected by the relevant director.

2023 Annual Meeting of Shareholders

The following table provides information regarding the incentive plan awards outstanding for each non-executive director at December 31, 2022.

Name	Option-based Awards					Share-based Awards
	Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the- money Options[1] ($)	Number of Unvested RSU (#)	Market Value of Unvested RSU[2] ($)
Ross Beaty	20-Jan-22	-	-	-	-	16,216	53,078
	15-Jan-21	-	-	-	-	3,766	12,327
	30-Mar-20[3]	-	-	-	-	11,536	37,760
Maryse Bélanger	20-Jan-22	-	-	-	-	9,466	30,984
	15-Jan-21	-	-	-	-	3,147	10,301
François Bellemare	20-Jan-22	-	-	-	-	9,466	30,984
Lenard Boggio	20-Jan-22	-	-	-	-	9,466	30,984
	15-Jan-21	-	-	-	-	6,294	20,601
	30-Mar-20[3]	-	-	-	-	9,613	31,465
	01-Jan-19[3]	21,818	5.25	28-Jan-24	-	6,000	19,639
	02-Aug-18[3]	-	-	-	-	4,934	16,150
	29-Mar-18	17,488	5.30	29-Mar-23	-	-	-
	15-Jun-17	61,110	5.65	15-Jun-24	-	-	-
Gordon Campbell	20-Jan-22	-	-	-	-	9,466	30,984
	15-Jan-21	-	-	-	-	3,147	10,301
	30-Mar-20[3]	-	-	-	-	4,806	15,731
General Clark	20-Jan-22	-	-	-	-	9,466	30,984
	15-Jan-21	-	-	-	-	3,147	10,301
	30-Mar-20[3]	-	-	-	-	9,613	31,465
Dr. Sally Eyre	20-Jan-22	-	-	-	-	9,466	30,984
	15-Jan-21	-	-	-	-	3,147	10,301
Marshall Koval	20-Jan-22	-	-	-	-	9,466	30,984
	15-Jan-21	-	-	-	-	3,147	10,301
	28-Jan-19	21,818	5.25	28-Jan-24	-	-	-
	29-Mar-18	17,488	5.30	29-Mar-23	-	-	-

Notes:

1. Calculated using the closing price of Equinox Gold's common shares on the TSX on December 30, 2022, of C$4.43 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.35, as quoted by S&P Global Market Intelligence on December 30, 2022. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold's common shares on the date of exercise.

2. Calculated by multiplying the number of RSU/pRSU by the closing price of Equinox Gold's common shares on the TSX on December 31, 2022, of C$4.43. The amount is then converted at an exchange rate of US$1.00 = C$1.35, as quoted by S&P Global Market Intelligence on December 31, 2022. The actual value realized will depend on the price of the common shares on the date of vesting and the achieved performance when applicable.

3. Director has elected to defer vesting of the applicable RSU.

2023 Annual Meeting of Shareholders

Value Vested or Earned During the Year Ended December 31, 2022

Name	Option-based Awards Value Vested During the Year ($)	Share-based Awards - Value Vested During the Year ($)[1]	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
Ross Beaty	-	68,031	-
Maryse Bélanger	-	39,449	-
François Bellemare	-	-	-
Lenard Boggio	-	56,738	-
Gordon Campbell	-	56,738	-
General Clark	-	56,738	-
Dr. Sally Eyre	-	21,961	-
Marshall Koval	-	56,738	-

Notes:

1. Calculated using the market value, as defined by the respective plans, of Equinox Gold's common shares, then converting the Canadian dollars into US dollars at US$1=C$1.35 as quoted by S&P Global Market Intelligence on December 30, 2022.

Options Exercised During the Year Ended December 31, 2022

No options were exercised or sold by non-executive directors during the year ended December 31, 2022.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs (defined below). There are no loans outstanding from the Company to any of its directors or NEOs.

2023 Annual Meeting of Shareholders

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

Equinox Gold has compensation practices that it believes are aligned with its shareholders, including:

• Performance-based compensation measured against a combination of operational metrics designed to increase shareholder value and total shareholder return

• Compensation levels that balanced the need to attract and retain talented executives and employees with reasonable pay levels aligned to performance

• Double trigger change of control provisions

• Maximum severance multiplier of two times

• Stock options will no longer be granted

• Time-based restricted share units granted from 2022 onwards vest over three years

• Peer group that is aligned with Equinox Gold's size and scope of operations

• CEO required to hold shares issued on vesting of a restricted share unit for 12 months

Equinox Gold will continue to pursue compensation practices that are aligned with shareholders and ensure we have a motivated team with the expertise required to operate and grow our business.

Currency

The Company's functional currency is US dollars. All dollar amounts referenced in this Executive Compensation Discussion and Analysis, unless otherwise indicated, are expressed in US dollars. Unless otherwise stated, any US dollar amounts that have been converted from Canadian dollars have been converted at the following daily exchange rates, as quoted by S&P Global Market Intelligence:

• March 16, 2023 (Record Date): US$1.00 = C$1.38

• December 30, 2022: US$1.00 = C$1.35

• December 31, 2021: US$1.00 = C$1.27

• December 31, 2020: US$1.00 = C$1.27

Change of Chief Executive Officer in 2022

In August 2022, the Company announced that the then CEO Christian Milau would be resigning from the Company and that the Board had unanimously appointed Greg Smith, the President of the Company, to succeed Mr. Milau as CEO and a director of Equinox Gold, effective September 1, 2022.

Named Executive Officers (NEO)

The following discussion and analysis provides information about Equinox Gold's executive compensation for 2022. In some instances, the compensation practices and other matters described also apply to other members of Management. However, the following discussion and analysis relates specifically to the following individuals, together with Mr. Milau, who resigned as CEO of the Company effective August 31, 2022:

• Greg Smith, President and CEO

• Peter Hardie, Chief Financial Officer (CFO)

• Doug Reddy, Chief Operating Officer (COO)

• Scott Heffernan, Executive Vice President, Exploration

• Susan Toews, General Counsel and Corporate Secretary

2023 Annual Meeting of Shareholders

Executive Compensation Philosophy and Objectives

Equinox Gold was formed in December 2017 with the strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually. We believe scale and diversity is important in the gold mining business, bringing economies of scale, better access to capital and less overall risk. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company's portfolio and strategy.

To achieve its drive for growth and scale, Equinox Gold focuses on creating value for shareholders by:

• Delivering on operational targets (safety, cost, production, environment and social responsibility);

• Maintaining a strong financial position;

• Achieving internal growth through exploration, project development and continuous improvement of existing operations; and

• Delivering on external growth through value-enhancing merger and acquisition opportunities.

Equinox Gold's executive compensation philosophy and objectives are designed to incentivize and reward Management to deliver on demanding goals in these areas of focus that are likely to increase shareholder value.

Many of the executive team, including the NEOs, own shares in Equinox Gold that were purchased with their own personal finances and not through Company-awarded shares (although their personally acquired holdings have since been supplemented by Company-awarded shares). Insiders currently own approximately 8.61% of Equinox Gold's issued and outstanding shares. This is one of the highest levels of insider ownership in the Company's peer group, a distinction that is important to the Company and Management as it demonstrates a higher-level of commitment and alignment with shareholder interests and supports the Company's culture of acting like owners.

The Board has the responsibility for reviewing and approving the Company's compensation programs, as recommended by the CN Committee. The NEOs' compensation is reviewed on an annual basis. Before recommending any compensation to the Board, the CN Committee reviews compensation paid to NEOs and other senior executives of companies in the mining industry of a similar size and stage of development and determines appropriate compensation that reflects the need of the Company to provide incentive and compensation for the time and effort expended by the NEOs, while considering the financial and other resources of the Company.

Targeted market position:

• Base salaries should be positioned at or below the median of the Company's peers and competitive market.

• Short-term incentive and long-term incentive awards should be positioned near the median of our peers and competitive market. NEOs can also earn higher actual total compensation if they achieve superior performance.

The objectives of Equinox Gold's executive compensation program are designed to ensure that compensation reflects performance, is fair and reasonable, and is sufficient to attract and retain qualified and experienced executives, particularly as the Company grows and demands on Management increase. This is done by considering:

• Internal and external comparisons;

• Management's long-term interests and the long-term interests of shareholders;

• Equinox Gold's financial and operating performance;

• Each executive's individual performance and contribution towards meeting corporate objectives; and

• Recommendations made by independent compensation consultants retained by the CN Committee, if deemed appropriate.

2023 Annual Meeting of Shareholders

Share Price Performance and Performance Graph

The following graph shows the value of US$100 invested in Equinox Gold's shares between December 31, 2018, and December 31, 2022 (Performance Period, being the five most recently completed financial years) compared to similar investments in the S&P Global Gold Index and the S&P TSX Composite Index. The graph also depicts total annual compensation for our NEOs for each year from January 1, 2018, to December 31, 2022.

	Dec 31, 2018	Dec 31, 2019	Dec 31, 2020	Dec 31, 2021	Dec 31, 2022
	($)	($)	($)	($)	($)
Total NEO Compensation	3.4M	3.8M	6.7M	7.4M	6.9M
Investment in EQX	100.00	204.92	276.54	179.74	87.29
Investment in S&P Global Gold Index	100.00	145.66	179.94	167.13	149.27
Investment in S&P TSX Composite Index	100.00	124.63	130.34	158.68	136.00

It is essential that Management focus on delivering on objectives that create long-term value for shareholders rather than short-term fluctuations in share price, and that our compensation plans reflect that focus. The Company has grown significantly over the past five years and the increases in NEO compensation over the same period reflect this growth. The Company has transformed from a junior developer to a mid-tier producer with seven operating gold mines, one development project and three expansion projects, and approximately one billion dollars in annual revenue. Despite the increases in NEO compensation, the CEO's compensation is still in the lower quartile for our peer group.

2023 Annual Meeting of Shareholders

	EQX Closing Price[1] ($)	Base ($)	S&P Global Gold Index[1] ($)	Base ($)	S&P TSX Composite Index[1] ($)	Base ($)
Dec 31, 2018	3.75	100.00	8.60	100.00	10,531.51	100.00
Dec 31, 2019	7.68	204.92	12.53	145.66	13,125.72	124.63
Dec 31, 2020	10.37	276.54	15.48	179.94	13,727.06	130.34
Dec 31, 2021	6.74	179.74	14.38	167.13	16,710.90	158.68
Dec 31, 2022	3.27	87.29	12.84	149.27	14,322.92	136.00

Notes:

1. Reflects the closing price as quoted on the TSX converted to US dollars at the exchange rate for each period, as quoted by S&P Global Market Intelligence.

Our share price is significantly influenced by the price of gold, as illustrated in the graph below. The price of gold is largely determined by global demand and supply, which is driven by geopolitical and economic events. During the period December 31, 2018 through to December 31, 2022, the price of gold increased from $1,306.30 per ounce at December 31, 2018 to $1,812.35 on December 31, 2022.

	Dec 31, 2018	Dec 31, 2019	Dec 31, 2020	Dec 31, 2021	Dec 31, 2022
EQX Share Price[1] ($/share)	3.75	7.68	10.37	6.74	3.27
Gold Price ($/oz)	1,306.30	1,523.10	1,891.10	1,820.10	1,812.35

Notes:

1. Reflects Equinox's share price as quoted on the TSX converted to US dollars at the exchange rate for each period, as quoted by S&P Global Market Intelligence.

Trading Restrictions

Equinox Gold encourages all employees, officers, directors and consultants (together, Company Personnel) to become shareholders of the Company on a long-term investment basis. However, due to their relationship with Equinox Gold, Company Personnel may, from time to time, be privy to undisclosed material information about the Company (Inside Information).

2023 Annual Meeting of Shareholders

The Company has adopted an Insider Trading and Use of Inside Information Policy that places restrictions on Company Personnel from trading our securities if they are privy to Inside Information, or during blackout periods when it's possible Company Personnel may become privy to Inside Information. This policy describes Equinox Gold's expectations and requirements for Company Personnel relating to the trading of the Company's securities and is intended to help Company Personnel ensure that any purchase or sale of securities occurs without actual or perceived violation of applicable laws. In particular, the policy requires Company Personnel to keep Inside Information about the Company confidential and prohibits trading on Inside Information as well as prohibiting certain types of trading, such as hedging. A copy of the Insider Trading and Use of Inside Information Policy is available on the Company's website.

NEO Share Ownership

The Company has a Share Ownership Policy that requires certain executives to own minimum values of common shares of the Company, as follows:

• President and CEO - investment value equal to three times current annual base salary

• CFO and COO - investment value equal to one times current annual base salary

The applicable level of share ownership is required to be achieved within five years from the later of the adoption of the policy or the date the NEO is appointed to their position. Common shares can only be used in the share ownership calculation and are valued, as follows:

• The number of common shares beneficially owned as at the date of adoption of the Share Ownership Policy multiplied by the closing price of the Company's shares on the TSX on the date of adoption; plus

• For common shares acquired after the date of adoption, the acquisition cost of such shares.

The table below shows the ownership levels of the NEOs as at December 31, 2022:

NEO	Base Salary ($)	Ownership Requirement ($)	Ownership Value ($)	Meets Requirement (Yes/No)
Greg Smith, President and CEO	581,859	1,745,578	1,791,806	Yes
Peter Hardie, CFO	398,029	398,029	834,761	Yes
Doug Reddy, COO	504,574	504,574	1,022,963	Yes
Scott Heffernan, EVP Exploration	333,599	n/a	n/a	n/a
Susan Toews, General Counsel and	293,257	n/a	n/a	n/a
Corporate Secretary

Notes:

1. Mr. Smith was appointed CEO of the Company effective September 1, 2022. His base salary increased to C$787,500 on this date.

Compensation Risk Management

The Board and the CN Committee carefully consider potential risks when designing compensation programs, setting objectives, setting salaries and making incentive awards.

Our compensation program design and Board oversight provide several controls that mitigate compensation risks, including the following:

• Balanced compensation mix: Our executive compensation packages are designed to balance fixed and variable compensation as well as short- and long-term incentives. This mix rewards both short- and long- term performance while providing fixed base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value. Base salaries are intended to be market competitive to reduce over-reliance on variable (at risk) compensation.

2023 Annual Meeting of Shareholders

• Appropriate balance of metrics and weightings: The objectives of our short-term incentive program balance growth, safety, operating, financial and share price performance and are approved by the CN Committee. They provide a balanced focus on our short-term requirements without sacrificing the long- term growth required to sustain our business.

• Capping of maximum payouts: The short-term incentive program is capped at 200% of target to limit windfall payouts. The Equinox Gold Amended and Restated Restricted Share Unit Plan (Equinox Gold RSU Plan) caps pRSU at a maximum of 300% of the number granted (pRSU granted to NEOs to the date of this Circular are capped at a maximum of 200% of the number granted).

• Mix of short- and long-term incentives: Incentive awards include a mix of annual and long-term awards that vest over time, from one to three years from the date of grant.

• Share ownership guideline: Certain NEOs are expected to hold a minimum number of shares to encourage them to consider long-term performance and multi-year goals in decision-making. See above for the guideline and current NEO share ownership levels.

• Funding of incentive programs: The short-term incentive program is funded with current cash. The long- term incentive program is funded with current cash or by the issuance of shares within limits approved by shareholders and as detailed in the Company's Amended and Restated Stock Option Plan (Option Plan) and Equinox Gold RSU Plan. See page 63 onwards for a summary of each plan.

• Board discretion: Both the short- and long-term incentive programs may be changed or suspended at any time by the Board.

• Control features / plan governance: Annual goals and metrics as well as final award payout levels and cash incentives are reviewed by the CN Committee and approved by the Board. The year-end compensation review process allows the CN Committee and the Board to consider factors not included in the Company's performance when determining short-term and long-term incentives. These additional factors include value-enhancing additional key results and achievements and the share price performance shareholders experienced during the year. Taking such additional factors into account, the CN Committee and the Board may adjust awards upwards or downwards to ensure better alignment of executive compensation with the Company's performance and shareholder returns.

• Time horizon of payments or realization of value:

o Short- term incentive awards: made in January following the performance year
o RSU: vest over three years (awards before 2022 vest over two years)

o pRSU: vest at the end of three years, subject to performance criteria

• Restrictions on trading: Under the Company's Insider Trading and Use of Inside Information Policy, executives are prohibited from certain trading activities in the Company's securities, including speculating, short selling, buying or selling options, or hedging. See "Trading Restrictions" on page 48 for more information.

• "Clawback" provision: Equinox Gold has an Executive Compensation Recovery Policy that provides for the recovery of short- and long-term incentive awards if an NEO is determined to be responsible for fraud, misconduct or negligence that results in Equinox Gold having to materially restate previously issued financial, technical or operational results; or if an NEO has engaged in fraud, theft, embezzlement, serious misconduct (including conduct that would qualify as cause for termination of employment at common law) or negligence, regardless if there was a material restatement.

• Executive compensation consultants: When a significant change in the design of an executive compensation program(s) is contemplated, the CN Committee engages independent executive compensation consultants to review the executive compensation policies and practices, and to propose changes to identified areas of risk.

2023 Annual Meeting of Shareholders

Compensation Governance

CN Committee

The CN Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues in addition to its other duties with respect to director nominations and corporate governance. The CN Committee meets at least twice yearly and holds in-camera sessions, without the presence of Management, as needed.

The CN Committee's duties and responsibilities include:

• Periodically (not less than annually) reviewing and making recommendations to the Board with respect to the Company's overall compensation and benefits philosophies and programs for senior executive officers, including base salaries, bonus and incentive plans, deferred compensation and retirement plans, share-based plans, other benefits and perquisites, and employment and change of control agreements.

• Annually reviewing and making recommendations to the Board with respect to the compensation for the CEO and other senior executive officers of the Company including base salaries, bonuses and other performance incentives and stock-based grants, and other benefits and perquisites.

• Annually reviewing the Statement of Executive Compensation included in the management information circular and other compensation disclosure documents, and otherwise reviewing all executive compensation disclosure before it is publicly disclosed.

• Annually reviewing and recommending to the Board the compensation of the Directors, including annual Board and committee retainers, meeting fees, stock-based grants and other benefits conferred upon the Board.

• Reviewing and reporting to the Board on potential risks arising from the Company's compensation policies and practices.

• Reviewing corporate goals and objectives relevant to the CEO and other senior executive officers, evaluating the performance of the CEO and other senior executive officers generally and in light of annual corporate goals and objectives under any incentive compensation plan, and making compensation recommendations accordingly.

The CN Committee consults with Management on executive compensation to:

• Review the overall compensation philosophy, strategy and policies for senior executive officers.

• Administer the Company's restricted share unit plan and stock option plan and determine when they will be used as compensation for senior executive officers.

• Review annual incentive plan and long-term incentive plan awards.

• Review special compensation, recruiting, and retention programs, as and when needed.

• Set performance goals with the CEO and review the performance of the CEO annually.

2023 Annual Meeting of Shareholders

Succession Planning

The Company conducts a succession plan for the CEO, other NEOs and other critical roles. The succession plan comprises an emergency replacement plan to ensure there are qualified individuals identified who could assume the position in an emergency for a period of up to six months or until a replacement can be found. The second aspect of the succession plan is to identify potential successors to fill the position on a long-term basis. Emergency replacements are reviewed annually and long-term successors every two years.

The Company evaluates candidates against the skills and experience required for the position and assesses the timeframe for which they will be ready to assume the role.

As a result of the succession planning activities undertaken in 2021, the Company was able to have a smooth transition from Mr. Milau to Mr. Smith after Mr. Milau tendered his resignation in 2022.

Composition of the CN Committee and Activities During 2022

The CN Committee is currently composed of three independent directors who possess the relevant knowledge and experience to serve on the CN Committee and ensure adherence to its charter. See "Committees of the Board" starting on page 26 for details of the current members of the CN Committee and an overview of the CN Committee's key achievements in 2022.

Management Role in Compensation Decision Making

Members of Management are invited to participate in CN Committee meetings at the discretion of the CN Committee. Management acts in an advisory and informational capacity only. The CN Committee maintains strict independence from Management. The Board is ultimately responsible for executive compensation matters.

Member(s) of Management	Role in Compensation Decision Making
VP Human Resources

Regularly presents information to the CN Committee to assist in decision making and communicates Management's experiences of the effectiveness of compensation programs to attract, retain and reward qualified personnel to oversee our operations.

CEO

Makes recommendations with respect to performance metrics, performance results and, with respect to other executive compensation, final award levels for the annual incentive program and long-term incentive plan for CN Committee and Board consideration.

Management team	Oversees day-to-day compensation matters in each office and subsidiary company, within the approved operating budgets and within the parameters of our compensation philosophy.

Use of Compensation Consultants

Since 2017, the CN Committee has engaged the services of Lane Caputo Compensation Inc. (Lane Caputo) as its compensation consultant to assist Management and the CN Committee in determining appropriate compensation for our NEOs and appropriate director fees for our Board. The CN Committee approves any retainer of Lane Caputo or other compensation consultants and provides notice of such retainer to the Board.

Lane Caputo assists Equinox Gold by providing information on appropriate peers for benchmarking, the executive compensation packages and practices of both peer companies and the broader market, as well as providing analysis of general trends and practices in executive compensation.

2023 Annual Meeting of Shareholders

Name of Consultant	Executive Compensation-Related Fees ($)		All Other Fees ($)
	2022	2021	2022	2021
Lane Caputo	33,942	53,915	-	-

Benchmarking

It is the Company's intention to provide total direct compensation packages to its executive officers that are competitive with those of its industry peers to ensure its executive officers are appropriately rewarded, motivated and retained. To assess the competitiveness of Equinox Gold's executive compensation packages and practices, the CN Committee compares the Company to a peer group of similar companies in the gold mining industry.

The peer group has been developed using the following criteria:

• Companies that operate in the same labour, industry, and capital markets;

• Companies that are similar in size with respect to the number of operations and annual production; and

• Companies with multiple operating locations in different jurisdictions.

2022 Peer Group Companies

Alamos Gold Inc.	B2Gold Corp.	Centerra Gold Inc.
Dundee Precious Metals Corp.	Eldorado Gold Corp.	Evolution Mining Ltd.
IAMGOLD Corp.	New Gold Inc.	OceanaGold Corp.
Pan American Silver Corp.	SSR Mining Inc.

The CN Committee considered peer group compensation for comparable roles in reviewing and recommending executive compensation for 2022.

Components of NEO Compensation

Compensation of NEOs for the year ended December 31, 2022 included base salary, annual performance-based bonus (Performance Bonus(es)), long-term incentives (LTI), which comprise of time-based restricted share units (RSU) and performance based restricted share units (pRSU), and other compensation such as group health benefits. Equinox Gold believes that each of these components of compensation fit into Equinox Gold's overall compensation objectives to attract and retain talented executives, reward individual and corporate performance and align executive compensation with shareholders' interests.

What We Pay	Why We Pay It	How It Works	Actual Market Position [1]
Base Salary	Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives.	Paid semi-monthly. Set in the first quarter of each year for the 12- month period of January to December.	Ranging from 25th percentile to above 75th percentile.

2023 Annual Meeting of Shareholders

What We Pay	Why We Pay It	How It Works	Actual Market Position [1]
Performance Bonus	Focuses and rewards NEOs on achieving the annual operating plan, budget and short-term objectives.

Performance Bonuses are paid at the discretion of the Board based on targets set as a percentage of base salary and determined against corporate and individual performance.

Performance Bonuses can range from 0% to 200% of target and are paid in the first quarter following the performance year.

Ranging from 25th percentile to above 75th percentile.
Long-term Incentives	Focuses executives on creating long-term shareholder value and aligns Management's interests with those of shareholders.

LTI awards are made at the discretion of the Board based on targets set as a percentage of base salary. Awards are granted as a combination of RSU and pRSU.

Time-based RSU granted in 2022 onwards are subject to a three- year vesting restriction. pRSU have always been subject to a three- year vesting restriction.

Ranging from below 25th percentile to below median.
Employee Share Purchase Plan	Assists in attracting and retaining executives and aligns Management's interests with those of shareholders.

Eligible employees can choose to contribute between 1% and 5% of their eligible earnings to purchase Company shares.

Equinox Gold will match 100% of an employee's contributions, up to specified annual maximum amounts.

Participation in the plan is voluntary.

Benchmarks not available.
Benefits	Assists in attracting and retaining executives. Provides a better level of benefit than could be bought individually.	Extended health, dental, life, disability, and accidental death and dismemberment insurance. A healthcare spending account is also provided.	Benchmarks not available.

Notes:

1. Overall total compensation for the NEOs is positioned below the median for the Company's peer group.

Base Salary

Base salaries are determined after considering the stage of development of the Company, the individual's responsibilities, peer group benchmarks, the Company's financial capacity and an assessment by the CN Committee and the Board.

2023 Annual Meeting of Shareholders

Changes to base salaries for 2023 are shown below:

NEO	Base Salary 2022 ($)	Base Salary 2023 ($)
Greg Smith, President and CEO[1]	581,859	610,971
Peter Hardie, CFO	398,029	417,904
Doug Reddy, COO	504,574	524,745
Scott Heffernan, EVP Exploration	333,599	350,298
Susan Toews, General Counsel and Corporate Secretary	293,257	307,887

Notes:

1. Mr. Smith was appointed CEO of the Company effective September 1, 2022. His salary increased to C$787,500 on this date, as reported in this table.

Performance Bonuses

Bonuses (Performance Bonus) are a short-term variable component of compensation. NEOs can earn a Performance Bonus based on individual and corporate performance that maximizes the operating and financial success of the Company. Performance Bonuses are paid at the discretion of the Board. Target bonus amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Peer Group. Targets are set as a percentage of base salary.

Actual Performance Bonuses for NEOs are determined based on several factors, including the performance of both the Company (Corporate Performance) and the individual NEO against corporate and individual performance goals, with the relative weighting between corporate and personal accomplishments reflecting the NEO's position and ability to directly impact corporate performance (weightings for each NEO are shown in the following table).

NEO	Corporate Performance Weighting	Personal Performance Weighting
Greg Smith, President and CEO	100%	0%
Peter Hardie, CFO	75%	25%
Doug Reddy, COO	75%	25%
Scott Heffernan, EVP Exploration	75%	25%
Susan Toews, General Counsel and Corporate Secretary	75%	25%

In the first quarter of each year, on the recommendation of the CN Committee, the Board approves the Corporate Performance objectives. The Board also approves a weighting for each factor in the Corporate Performance objectives, expressed as a percentage amount, with the total target Corporate Performance rating equal to 100%. In January of the following year, the CN Committee reviews performance against the Corporate Performance objectives, as well as considering other relevant events and circumstances, to establish an overall Corporate Performance rating. In general, if the performance factor is met then it is scored at the full weighting. If the performance factor is not met or if it is exceeded, the CN Committee has the discretion to score the factor at less than or more than full weighting. The Corporate Performance rating is the sum of all these scores and can therefore be more or less than 100%. In addition, the CN Committee has discretion to adjust the result yielded by the Company's objectives if appropriate. The CN Committee recommends the Corporate Performance rating to the Board for approval. A summary of the Company's performance against its 2022 objectives, including the weighting and score for each performance factor, is set out below under the heading "Corporate Performance for 2022". Individual objectives for NEOs are also determined annually. At the end of the year, each NEO's individual performance is reviewed against these objectives, as well as other relevant events and circumstances, to determine a personal performance rating. The Company's 2023 objectives are set out below under the heading "Corporate Objectives for 2023".

2023 Annual Meeting of Shareholders

Once proposed Performance Bonuses have been calculated based on Corporate Performance and the NEO's individual performance, the CN Committee reviews the total direct compensation of the NEOs and other executives considering other relevant factors, including peer group benchmarking, share price performance and extraordinary events and transactions, and determines if any adjustment to any component of compensation is appropriate. If so, the CN Committee gives directions to enable Management to prepare a revised executive compensation proposal or exercises its discretion to adjust proposed compensation upwards or downwards depending on the relevant factors. In general, Performance Bonuses cannot exceed 200% of target. The CN Committee provides feedback and further guidance as necessary to refine the proposed compensation until a final version is approved by the CN Committee. The CN Committee then recommends the NEO's compensation to the Board for approval.

Corporate Performance for 2022

Category	Weight	Measure	Result	Assessment
Environment, Social and Governance	3%	3.4 TRIFR per million worked hours[1]	6%	Achieved 2.21 TRIFR per million worked hours
	3%	No fatalities	6%	No fatalities
	3%	1.6 SEIFR per million worked hours[1]	6%	Achieved 0.64 SEIFR per million worked hours
	2%	Achieve A rating for 75% for the Mining Association of Canada's Towards Sustainable Mining (TSM) protocols	3%	Achieved A rating for 86% of TSM protocols
	3%	Set a long-term target for energy and GHG emissions	6%	Set a target of 25% GHG emissions reduction by 2030
Development	15%	Greenstone construction progressing on time and on budget	15%	Greenstone on track and on budget for first gold pour in H1 2024
	5%	Santa Luz ramp-up in accordance with plan	0%	First gold pour in March 2022 and commercial production achieved October 1, 2022
Operations	17%	Achieve mid-point of gold production guidance	0%	Did not meet lower end of guidance
	17%	Achieve mid-point of cash cost guidance	0%	Exceeded upper end of guidance
Exploration / Mineral Resource and Reserve	8%	Add 700,000 ounces Reserve replacement from exploration	16%	Added 1.2 million ounces of Reserves
	4%	Add 450,000 ounces Resource growth from exploration	8%	Added 6.2 million ounces of Resources
Corporate	20%	Implement identified strategic objectives	19%	Achieved 8 of 9 identified strategic objectives
Total	100%		85%

Notes:

1. TRIFR = Total Recordable Injury Frequency Rate. SEIFR = Significant Environmental Incident Frequency Rate.

2023 Annual Meeting of Shareholders

Corporate Objectives for 2023

Category	Weight	Target Measure
Environment, Social and Governance	2%	3.25 TRIFR per million worked hours[1]
	2%	1.4 SEIFR per million worked hours[1]
	2%	Publish ESG and Water Stewardship reports in H1 2023
	2%	Publish Climate Action Report, establish GHG tracking for reporting purposes, and realize GHG emissions reduction of at least 2%
Development	17%	Advance Greenstone development on time and on budget
	8%	Complete front-end engineering and design for Castle Mountain Phase 2. Complete Aurizona underground feasibility study
Operations	18.5%	Achieve mid-point of gold production guidance
	18.5%	Achieve mid-point of cash cost guidance
Exploration / Mineral Resource and Reserve	7.5%	Add 500,000 ounces Reserve replacement from exploration
	2.5%	Add 200,000 ounces Resource growth from exploration
Corporate	20%	Implement identified strategic objectives

Notes:

1. TRIFR = Total Recordable Injury Frequency Rate. SEIFR = Significant Environmental Incident Frequency Rate.

Performance Bonus Targets, Awards Percentages and Actual Awards

Short-term incentive awards are granted based on the Company's performance against corporate and individual objectives, both of which are tied to our core strategy. Short-term incentives are calculated as a percentage of base salary and approved by the Board as recommended by the CN Committee. The bonus ranges were structured around a target bonus opportunity for each NEO in 2022, as follows:

NEO	Target Award (as a % of Base Salary)	Actual Award ($)	Actual Award (as a % of Base Salary)
Greg Smith, President and CEO	100%	353,261	61%
Peter Hardie, CFO	80%	302,502	76%
Doug Reddy, COO	90%	403,028	80%
Scott Heffernan, EVP Exploration	80%	266,879	80%
Susan Toews, General Counsel and Corporate Secretary	70%	196,966	67%

Notes:

1. Mr. Smith was appointed CEO of the Company effective September 1, 2022. His target award increased to 140% on this date, as reported in this table.

Long-term Incentive Awards

NEOs may also be granted RSU and pRSU as long-term incentives. We believe the mix of these incentive formats provides the best vehicle to attract and retain employees. Through these incentive alternatives, employees are given an opportunity to participate in our future success and are aligned with the interests of our shareholders. The LTI Plan provides guidelines to the Board regarding the grant of RSU and pRSU, which are limited to key management positions that have responsibility for influencing our policies and strategy, and the Company's long-term performance. The LTI can be amended or suspended at any time at the Board's discretion. The Board can also amend award targets, change performance metrics and revise the mix of award vehicles.

The Company has developed guidelines for calculating incentive target awards for eligible employees based on their position and potential for long-term contribution to our success. Targets are based on an employee's base salary and are dependent on the employee's responsibilities and contribution to our long-term performance.

2023 Annual Meeting of Shareholders

The formula for the LTI calculation is as follows:

Base Salary x LTI Target % = LTI Target Amount

The LTI Target Amount is then allocated equally between RSU and pRSU.

LTI target percentages and target amounts are detailed in the following table:

NEO	Base Salary ($)	LTI Target (%)	LTI Target Amount ($)
Greg Smith, President and CEO	581,859	140%	814,603
Peter Hardie, CFO	398,029	130%	517,437
Doug Reddy, COO	504,574	99%	499,528
Scott Heffernan, EVP Exploration	333,599	88%	293,567
Susan Toews, General Counsel and Corporate Secretary	293,257	88%	258,066

Notes:

1. Mr. Smith was appointed CEO of the Company effective September 1, 2022. His target award increased to 100% on this date, as reported in this table.

Stock Options

In 2020 the Company determined that it would no longer grant stock options and subsequently did not seek renewal of its Option Plan, with the effect that the Company is no longer able to grant additional stock options under its Option Plan. Instead, the Company grants a mix of RSU and pRSU. Stock options previously granted will remain valid until they expire.

RSU and pRSU

Restricted share units are granted under the Equinox Gold RSU Plan and may be time-based (RSU) or performance- based (pRSU). The Board considers that RSU and pRSU are an appropriate way to attract and retain NEOs, as their value is tied to the performance of the Company relative to the wider industry over the applicable performance measurement periods. The CN Committee recommends RSU and pRSU awards to the Board after considering input from Management.

From 2022 onwards, RSU grants will vest 33% one year after the grant date, 33% two years after the grant date and the remaining 34% will vest three years after grant. Grants made before 2022 vest 50% one year after the grant date and 50% two years after the grant date. The Company's CEO is required to hold shares issued on vesting of restricted share units for 12 months (CEO Hold Period). Other than the CEO Hold Period, there is no pre-determined hold period that requires a holder to hold the shares after an RSU has vested.

All pRSU vest three years from the grant date. The number of pRSU that vest will depend on Equinox Gold's performance against the performance criteria described in the pRSU grant notice and can range from 0% to 200% of the number granted, although the Board has discretion to amend the range from 0% to 300% under the Equinox Gold RSU Plan. It has been the Company's practice in past grants to assign performance criteria comparing the Company's total shareholder return (TSR) to the S&P Global Gold Index.

RSU and pRSU Awards for 2022 Performance

The CN Committee believes a mix of equity-based awards best rewards corporate and individual performance while aligning the interests of NEOs with those of shareholders. RSU (either time-based or performance-based) reward the NEOs' success in achieving comparatively better share price performance relative to the wider gold mining industry.

2023 Annual Meeting of Shareholders

RSU granted to NEOs in 2023 for 2022 performance will vest in three tranches, as described above. pRSU granted to NEOs in 2023 for 2022 performance will vest three years from grant, and the number of pRSU that vest will be based on an assessment of the Company's TSR over the three-year period starting January 1, 2023, compared to the S&P Global Gold Index. The calculation for vesting pRSU will be as follows:

Performance Level	TSR Percentile Ranking vs. S&P Global Gold Index	Performance Multiplier[1]
Maximum	75th percentile or above	2.0
Target	50th to 60th percentile	1.0
Minimum	30th percentile or below	0

Notes:

1. Payment for actual TSR performance in between performance levels is determined on a straight-line basis. The TSR measurement period starts January 1. Any payout is capped at target if the overall TSR is negative, irrespective of performance compared to the index.

Total Compensation at Target

The following table shows the total compensation for each NEO for 2022, calculated by adding the base salary, the target Performance Bonus and the LTI target amount.

NEO	Total Compensation at Target ($)
Greg Smith, President and CEO	1,978,322
Peter Hardie, CFO	1,233,889
Doug Reddy, COO	1,458,218
Scott Heffernan, EVP Exploration	894,046
Susan Toews, General Counsel and Corporate Secretary	756,603

Summary Compensation Table

The following table provides information regarding compensation earned by each of the NEOs for the years ended December 31, 2022, 2021 and 2020. The table also provides information for the same time periods regarding compensation earned by the Company's former CEO, Christian Milau, who resigned effective August 31, 2022.

Except as noted below, compensation is paid to the NEOs and Mr. Milau in Canadian dollars. For purposes of this disclosure, Equinox Gold has elected to report the amounts paid to NEOs and Mr. Milau in US dollars as this is the currency that the Company uses for its financial statements.

2023 Annual Meeting of Shareholders

NEO	Year[1]	Salary	Share- based Awards[2]	Option- based Awards	Non-equity Incentive Plan Compensation ($)		All other Compensatio n3	Total Compensation ($)
		($)	($)	($)	Performance Bonus ($)	Long-term Incentive Plans ($)	($)
Greg Smith, President and CEO[4]	2022	478,925	1,325,922	-	353,261	-	27,155	2,185,262
	2021	403,937	404,051	-	375,257	-	4,483	1,187,728
	2020	374,033	448,255	-	391,477	-	19,162	1,232,927
Peter Hardie, CFO	2022	398,029	633,800	-	302,502	-	13,908	1,348,238
	2021	403,937	404,051	-	375,257	-	6,772	1,190,017
	2020	374,033	448,255	-	391,477	-	6,596	1,220,361
Doug Reddy, COO[5]	2022	504,574	612,138	-	403,028	-	30,638	1,550,378
	2021	522,047	393,247	-	539,731	-	5,789	1,460,815
	2020	414,850	446,245	-	567,003	-	4,751	1,432,849
Scott Heffernan, EVP Exploration	2022	333,599	359,421	-	266,879	-	21,318	981,217
	2021	338,583	303,905	-	354,157	-	5,822	1,002,468
	2020	304,905	243,224	-	317,690	-	5,635	871,454
Susan Toews, General Counsel and Corporate Secretary	2022	293,257	316,098	-	196,966	-	22,451	828,772
	2021	297,638	267,726	-	241,943	-	9,486	816,793
	2020	283,465	219,102	-	267,378	-	9,149	779,094
Christian Milau, Former CEO[6]	2022	408,951	Nil	-	Nil	-	24,120	433,071
	2021	590,551	638,487	-	658,465	-	7,326	1,894,829
	2020	522,672	693,489	-	703,186	-	7,202	1,926,549

Notes:

1. Performance year to which the grant relates. In 2021, NEOs except for Ms. Toews were granted share units on May 16, 2022. Ms. Toews was granted share units for 2021 on January 20, 2022.

2. Awards reported valued using the following data:

Compensation Year[5]	Grant Date	Option or Share- based Award	Closing Price at Grant (C$)	Exchange Rate	Award Value (US$)
2022	12-Jan-23	Share	5.37	0.747	4.01
2022	01-Sep-22	Share	4.32	0.759	3.28
2021	16-May-22	Share	6.97	0.775	5.40
2021	20-Jan-22	Share	9.02	0.802	7.24
2020	15-Jan-21	Share	12.80	0.785	10.05

3. All other compensation comprises taxable group benefits, parking benefits and Company contributions to an employee share purchase plan.

4. Mr. Smith was appointed CEO of the Company effective September 1, 2022, and received a grant of 100,000 RSU on appointment.

5. Mr. Reddy was appointed to his position on September 1, 2020. Before his appointment as COO, Mr. Reddy was Vice President Technical Services of the Corporation from March 2020, following the Leagold Merger.

6. Mr. Milau resigned as CEO of the Company on August 31, 2022, and, in accordance with his employment contract, was paid his base salary up to that date. Due to his resignation, he did not receive any annual bonus or long-term incentive awards in 2022. Mr. Milau was also a director of the Company but did not receive compensation related to his role as a director in 2022.

2023 Annual Meeting of Shareholders

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO and Mr. Milau outstanding as at December 31, 2022.

NEO	Grant Date		Option-based Awards			Share-based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the- money Options ($)[2]	Number of Unvested Awards (#)		Market Value of Unvested Awards ($)[3]
						RSU	pRSU	RSU	pRSU
Greg Smith, President and CEO[6]	01-Sep-22	-	-	-	-	100,000	-	327,319	-
	16-May-22	-	-	-	-	37,400	37,400	122,417	122,417
	15-Jan-21	-	-	-	-	11,150	22,300	36,496	72,992
	15-May-20	16,500	11.80	15-May-25	-	-	-	-	-
Peter Hardie, CFO	16-May-22	-	-	-	-	37,400	37,400	122,417	122,417
	15-Jan-21	-	-	-	-	11,150	22,300	36,496	72,992
	15-May-20	14,500	11.80	15-May-25	-	-	-	-	-
	28-Jan-19	24,540	5.25	28-Jan-24	-	-	13,500	-	44,188
Doug Reddy, COO[4]	16-May-22	-	-	-	-	36,400	36,400	119,144	119,144
	15-Jan-21	-	-	-	-	11,100	22,200	36,332	72,665
	15-May-20	14,500	11.80	15-May-25	-	-	-	-	-
	11-Jul-16	26,480	1.89	11-Jul-26	-	-	-	-	-
Scott Heffernan, EVP Exploration	20-Jan-22	-	-	-	-	21,000	21,000	68,737	68,737
	15-Jan-21	-	-	-	-	6,050	12,100	19,803	39,606
	15-May-20	8,700	11.80	15-May-25	-	-	-	-	-
	28-Jan-19	18,180	5.25	28-Jan-24	-	-	10,000	-	32,732
Susan Toews, General Counsel and Corporate Secretary	20-Jan-22	-	-	-	-	18,500	18,500	60,554	60,554
	15-Jan-21	-	-	-	-	5,450	10,900	17,839	35,678
	15-May-20	9,000	11.80	15-May-25	-	3,750		12,274	-
	28-Jan-19	13,240	5.25	28-Jan-24	-	-	7,280	-	23,829
Christian Milau, Former CEO[5]	16-May-22	-	-	-	-	59,100	59,100	193,445	193,445
	15-Jan-21	-	-	-	-	17,250	34,500	56,463	112,925
	15-May-20	22,400	11.80	30-Nov-22	-	-	30,800	-	100,814
	28-Jan-19	35,440	5.25	30-Nov-22	-	-	-	-	-
	10-Jan-18	30,000	5.45	30-Nov-22	-	-	-	-	-

Notes:

1. Unless noted otherwise, options and share-based awards granted for performance in the prior year, e.g., Options granted in 2020 were for 2019 performance.

2. Calculated using the closing price of Equinox Gold's common shares on the TSX on December 30, 2022 of C$4.43 and subtracting the exercise price of in-the-money stock options. The amount is then converted at an exchange rate of US$1.00 = C$1.35, as quoted by S&P Global Market Intelligence on December 30, 2022. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of Equinox Gold's common shares on the date of exercise.

3. Calculated by multiplying the number of RSU/pRSU by the closing price of Equinox Gold's common shares on the TSX on December 30, 2022 of C$4.43. The amount is then converted at an exchange rate of US$1.00 = C$1.35, as quoted by S&P Global Market Intelligence on December 30, 2022. The actual value realized will depend on the price of the common shares on the date of vesting and the achieved performance when applicable.

2023 Annual Meeting of Shareholders

4. Mr. Reddy was Senior Vice President Technical Services of Leagold before his appointment as Executive Vice President Technical Services of the Company in March 2020 (Mr. Reddy was appointed to his current position of COO on September 1, 2020). Options and share-based compensation granted to Mr. Reddy before March 10, 2020, were granted by Leagold and adjusted in accordance with the plan of arrangement for the Leagold acquisition.

5. Mr. Milau resigned as CEO of the Company effective August 31, 2022.

6. Mr. Smith was appointed CEO of the Company effective September 1, 2022, and received a grant of 100,000 RSU on appointment.

Value Vested or Earned During the Year Ended December 31, 2022

NEO	Option-based Awards - Value Vested During the Year1 ($)	Share-based Awards - Value Vested During the Year2 ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year3 ($)
Greg Smith	-	209,102	353,261
Peter Hardie	-	173,406	302,502
Doug Reddy	-	102,268	403,028
Scott Heffernan	-	109,940	266,879
Susan Toews	-	92,645	196,966
Christian Milau[4]	-	260,834	-

Notes:

1. Calculated using the closing price of Equinox Gold's common shares on the TSX on the relevant vesting date converted into US dollars at US$1.00=C$1.35 as quoted by S&P Global Market Intelligence on December 30, 2022.

2. Calculated using the market value, as defined by the respective plans, of Equinox Gold's common shares, then converting the Canadian dollars into US dollars at US$1.00=C$1.35 as quoted by S&P Global Market Intelligence on December 30, 2022.

3. Amounts shown represent performance-based cash bonus awarded for 2022 performance and were paid on January 31, 2023.

4. Mr. Milau resigned as CEO of the Company effective August 31, 2022.

Options Exercised during the Year Ended December 31, 2022

The following table provides details regarding stock options exercised by the NEOs during the year ended December 31, 2022.

NEO	Options Exercised in 2022	Exercise Price (C$)	Exercise Date	Market Value on Exercise Date (C$)	Value of Exercised Options1 ($)	Total Proceeds to the Company[1] ($)
Greg Smith	35,440	5.25	04-Apr-22	10.65	141,493	137,474
Peter Hardie	15,000	5.45	11-Mar-22	10.02	50,704	60,403
Doug Reddy	194,053	6.38	17-Jan-22	8.73	337,141	914,763
	213,400	8.62	08-Mar-22	9.96	211,284	1,359,155
	85,800	8.62	14-Mar-22	10.25	103,334	546,465
	114,200	8.62	24-Mar-22	10.39	149,351	727,346
Scott Heffernan	15,000	5.45	05-Apr-22	10.45	55,393	60,403

Notes:

1. Converted into US dollars at US$1.00=C$1.35 as quoted by S&P Global Market Intelligence on December 30, 2022.

2023 Annual Meeting of Shareholders

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets out the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year of December 31, 2022.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, and Rights[1,2]	Weighted Average Exercise Price of Outstanding Options, and Rights (C$)[3]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[4,5]
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	4,514,574	6.42	5,200,033
Equity compensation plans not approved by shareholders	-	-	-
Total	4,514,574	6.42	5,200,033

Notes:

1. Represents the aggregate number of common shares of Equinox Gold reserved for issuance on: exercise of outstanding stock options (1,855,643 common shares); the vesting of outstanding time-based RSU (999,490 common shares); and vesting of performance-based pRSU assuming maximum performance (1,659,441 common shares).

2. The Company assumed Leagold's stock option plan (Leagold Plan) as part of the Company's acquisition of Leagold effective March 10, 2020, and Premier's stock option plan (Premier Plan) as part of the Company's acquisition of Premier, effective April 7, 2021. The total number of stock options outstanding as of December 31, 2022 (1,855,643) includes 33,100 stock options outstanding under the Leagold Plan and 1,200,296 stock options outstanding under the Premier Plan.

3. The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Option Plan, the Leagold Plan, and the Premier Plan. There is no exercise price associated with the RSU or pRSU outstanding under the RSU Plan. Subject to the policies of the TSX, the maximum number of Equinox Gold shares that may be issued under the Plan is 12,400,000 representing approximately 4.03% of the Company's issued and outstanding common shares as of December 31, 2022.

4. Amount represents the aggregate number of common shares remaining available for future issuance under the RSU Plan as of December 31, 2022, after excluding the number of common shares issuable upon the vesting of outstanding RSU and pRSU that can be satisfied in shares, assuming maximum performance (being 2,658,931). In 2020, the Company determined that it would no longer issue stock options and subsequently did not seek renewal of the Option Plan, with the effect that the Company is no longer able to grant additional stock options under the Option Plan. No further stock options may be granted under the Leagold Plan or the Premier Plan.

5. Subject to the policies of the TSX, the maximum number of Equinox Gold shares that may be issued under the Plan is 12,400,000 representing approximately 4.03% of the Company's issued and outstanding common shares as of December 31, 2022.

Option-based Awards

The shareholders of the Company adopted the Equinox Gold Option Plan on July 26, 2018, which was subsequently amended and restated on May 1, 2019 at a meeting of shareholders (the Option Plan). In connection with the Company's graduation to the TSX, the Board amended the Option Plan, with such amendments effective on October 30, 2019. The amendments to the Option Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. In 2020 the Company determined that it would no longer grant stock options. Because the Company has not sought renewal of the Option Plan from shareholders, it cannot issue additional stock options under the Option Plan.

The following is a summary of certain material terms of the Option Plan. All outstanding stock options of the Company (Options) under the existing Option Plan are governed by such terms. A copy of the Option Plan is available on SEDAR and EDGAR.

• Eligibility: Officers, directors, consultants, and employees of the Company and its affiliates are eligible for grants under the Option Plan, as determined by the Board. However, in 2020 it was determined the Company would no longer issue Options.

• Exercise Price: The exercise price of each Option granted must not be less than the closing market price of the Equinox Gold shares on the trading day before the Option is granted.

2023 Annual Meeting of Shareholders

• Expiry: The Board sets the term of an Option at the time a grant is made under the Option Plan, subject to a limit of ten years from the date of grant. The term of an Option may be extended by up to 10 business days if the Option expires during a Blackout Period (as defined below) imposed by the Company.

• Vesting: The Board sets the time in which the option will vest.

• Exercise of Options: Options may be exercised by providing written notice to the Company and by payment of the exercise price in Canadian funds.

• Transferability: Options granted under the Option Plan cannot be transferred or assigned by an option holder (Optionee) other than by will or the laws of descent and distribution.

• Outstanding Options: As of the Record Date, there were 1,290,591 Options outstanding, representing approximately 0.41% of the Equinox Gold shares outstanding. As the Company has not sought renewal of the Option Plan from shareholders, it cannot issue additional Options.

• Acceleration on Change of Control: Upon a change of control, all Options will become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

• Plan Amendments: The Board has authority over the administration of the Option Plan and can amendments of a "housekeeping" nature.

• Regulatory and Shareholder Approval: The Board can make other amendments to the Option Plan, subject to shareholder and regulatory approval, including:

o Amending non-executive director participation limits.

o Reducing the exercise price of Options granted any Optionee.

o Canceling and reissue Options or substitute Options with other awards or cash. o Modifying the provisions limiting the participation of insiders.

o Extending the term of the Options granted to any Optionee, subject to certain exceptions.

o Increasing the maximum number of Equinox Gold shares issuable under the Option Plan to exceed 10% of the issued common shares of the Company outstanding at the time of grant, determined in accordance with the Option Plan.

o Modifying the provisions to allow for the transfer or assignment of Options granted other than in the event of death and/or disability.

o Changing the class of participants eligible to participate under the Option Plan.

Share-based Awards

The shareholders of the Company adopted the Equinox Gold RSU Plan (RSU Plan) on July 26, 2018, which was subsequently amended and restated on May 1, 2019, at a meeting of shareholders. In connection with the Company's graduation to the TSX, the Board amended the RSU Plan, with such amendments effective on October 30, 2019. The amendments to the RSU Plan were administrative to comply with the policies of the TSX and no shareholder approval was required for such amendments. Effective February 24, 2022, the Board made certain administrative amendments to the RSU Plan, including adding a 12-month hold period for common shares issued to the CEO on vesting of share units, removing automatic accelerated vesting of share units on a change of control, and other revisions for consistency with the applicable regulatory requirements of the TSX. Shareholder approval was not required for such amendments as the RSU Plan contains specific amendment provisions pursuant to which such amendments may be made to the RSU Plan upon approval of the Board, without shareholder approval. The RSU Plan was subsequently amended and restated on May 4, 2022, at a meeting of shareholders.

The following is a summary of certain material terms of the RSU Plan. All outstanding RSU and pRSU granted under the RSU Plan are governed by the terms set out in the Plan. A copy of the RSU Plan is available on SEDAR and EDGAR.

• Eligibility: Employees, consultants, directors and officers Company and its affiliates (Eligible Persons) are eligible for grants under the RSU Plan, as determined by the Board.

2023 Annual Meeting of Shareholders

• Vesting: Participants in the RSU Plan receive one Equinox Gold common share for each RSU that vests. Certain pRSU are subject to a maximum multiplier of two, such that one pRSU may equate to more than one Equinox Gold share upon redemption. The value of the multiplier is subject to performance-based criteria and the fair market value of Equinox Gold shares at the time of redemption.

• Redemption: Unless redeemed earlier in accordance with the RSU Plan, RSU or pRSU of each Eligible Person will be redeemed on the earlier of a date determined by the Board or the third anniversary of the grant date.

• Deferral: Subject to the terms of the RSU Plan, Eligible Persons may elect to defer the receipt of all or any part of their entitlement to Equinox Gold shares until a deferred payment date.

• Transferability: Share units under the RSU Plan cannot be transferred or assigned, other than by will or the laws of descent and distribution.

• Plan Maximum: Subject to the policies of the TSX, the maximum number of Equinox Gold shares that may be issued under the RSU Plan is 12,400,000 representing approximately 3.97% of the Company's issued and outstanding common shares as of March 16, 2023.

• Shares Available for Issue: As of the Record Date, there are 2,819,723 Equinox Gold shares available for future issuance under the RSU Plan (representing 0.9% of the Company's issued and outstanding common shares), after considering the number of common shares issuable upon the vesting of previously issued RSU and pRSU (assuming maximum performance) granted (collectively, the Issued RSU), with such number of common shares issuable on vesting of the Issued RSU being 4,754,606 or 1.52% of the Company's issued and outstanding common shares as of the Record Date.

• Acceleration on Change of Control: There is no accelerated vesting of RSU or pRSU in the event of a change of control except as provided for in an Eligible Person's employment agreement.

• Amendments Without Approval: The Board has authority over the administration of the RSU Plan and can amend the terms and conditions on which restricted share units may be granted as necessary to ensure that the RSU Plan complies with the applicable regulatory requirements, or make amendments that are of a "housekeeping" nature.

• Amendments with Approval: The Board can make the following amendments to the RSU Plan, subject to shareholder approval:

o Increasing the number or percentage of issued and outstanding common shares available for grant under the RSU Plan.

o Changing the method of calculation of redemption of RSU or pRSU held by Eligible Persons, including insiders.

o Amending the non-executive director participation limits. o Extending the term of any RSU or pRSU.

o Permitting RSU or pRSU to be transferable or assignable (other than by will or the laws of descent and distribution).

o Amending the eligibility for participation under the RSU Plan. o Removing or exceeding the participation limits for insiders.

o Cancelling or reissuing any restricted share unit or substitutes restricted share unit with other awards or cash.

o Amending the amendment provisions of the RSU Plan.

Annual Burn Rate Under Equity Compensation Plans

The following table shows the total number of Options and RSU granted in each of the past three years (to all Eligible Persons), and the potential dilutive effect such awards have, assuming that each is paid out in Equinox Gold shares. The burn rate for a given year is calculated by dividing the number of Options or RSU granted during the year or for performance during that year, by the weighted average number of Equinox Gold shares outstanding during the year.

2023 Annual Meeting of Shareholders

Period[1]	RSU Granted[2]	Options Granted	Weighted Average Equinox Gold Shares Outstanding
	(Burn Rate)	(Burn Rate)
2022	2,232,760 (0.7%)	0	304,001,631
2021	1,211,371 (0.4%)	0	301,324,604
2020	914,908 (0.4%)	0	212,487,729

Notes:

1. Period includes all Options and RSU granted during the relevant calendar year, together with Options and RSU granted for performance in that calendar year (e.g. RSU granted in January 2023 for 2022 performance are included for the purpose of calculating the 2022 burn rate).

2. Certain RSU are subject to a maximum multiplier ranging from 1.5 to 2.0 such that one RSU may equate to more than one Equinox Gold share upon redemption.

The total annual burn rate of all the combined equity awards (excluding the pRSU multiplier) granted in each year 2022, 2021 and 2020 is 0.9%, 0.4% and 0.4%, respectively. The total annual burn rate of all the combined equity awards (assuming the relevant maximum pRSU multiplier) granted in each year 2022, 2021 and 2020 is 0.9%, 0.8% and 0.7%, respectively.

Employment, Consulting and Management Agreements

Other than the employment agreements listed below, the Company does not have any agreement or arrangement under which compensation was provided during the most recently completed financial year or that is payable in respect of services provided to the Company or any of its subsidiaries that were: (a) performed by an NEO or director of the Company; or (b) performed by any other party that provided services that are typically provided by a NEO or a director of the Company.

NEO	Title	Effective Date of Employment Agreement1	Key Terms of NEO Employment Agreements
Greg Smith	President and CEO	March 10, 2020	The duties to be performed by each NEO are prescribed by their respective agreements and positions. The terms of each NEO's employment agreement are for an indefinite period and provide for, amongst other things, a base salary (which may be adjusted annually by the Board), discretionary bonus and extended benefits. In addition, each employment agreement contains provisions for compensation in the event of the termination of the relevant NEO or in the event of a Change of Control of the Company as more particularly described under the heading "Termination and Change of Control Benefits" that follows.
Peter Hardie	CFO	March 10, 2020
Doug Reddy	COO	July 1, 2020
Scott Heffernan	EVP Exploration	March 10, 2020
Susan Toews	General Counsel and Corporate Secretary	March 10, 2020

Notes:

1. Reflects the effective date of each NEO's current employment agreement. Mr. Reddy was originally employed by Leagold on September 8, 2016, and became Vice President Technical Services of the Company in March 2020, following the Leagold Acquisition. He was subsequently appointed COO effective September 1, 2020. The effective date of Messrs. Hardie and Heffernan's original employment agreements with the Company was May 31, 2017, Mr. Smith's was March 31, 2017 and Ms. Toews was April 1, 2018.

Termination and Change of Control Benefits

At December 31, 2022, the Company had employment agreements in place with each NEO that provide for payments, following or in connection with any termination (whether voluntary, involuntary or for Cause), resignation, retirement, a Change of Control of the Company or its subsidiaries or a change in responsibilities of the NEOs following a Change of Control (each a "Termination Event").

For the purposes of this section, "Cause" means circumstances in which the Executive: (i) materially breaches their duties under this Agreement, including any applicable law, regulation, rule, or Equinox Gold's written policies and procedures; (ii) engages in conduct that is demonstrably detrimental to the reputation of Equinox Gold; (iii) commits an act of fraud or material dishonesty in connection with their employment under this Agreement; or (iv) otherwise engages in any act or omission which would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

2023 Annual Meeting of Shareholders

A "Change of Control" means:

(a) Any sale, reorganization, amalgamation, merger or other transaction or series of transactions as a result of which an entity or group of entities acting jointly or in concert (whether by means of a shareholders agreement or otherwise) becomes the owner, legal or beneficial, directly or indirectly, of fifty percent (50%) or more of the common shares of Equinox Gold or exercises control or direction over fifty percent (50%) or more of the common shares of Equinox Gold (other than solely involving Equinox Gold and one or more of its affiliates); or

(b) A sale, lease or other disposition of greater than 50% of the fair market value of the property or assets of Equinox Gold other than a sale, lease or other disposition to an affiliate(s) or subsidiary(s) of Equinox Gold; or

(c) A change in the composition of the Board occurring at a meeting of the shareholders of Equinox Gold, such that individuals who are members of the Board immediately prior to such meeting cease to constitute a majority of the Board without the Board (as constituted immediately prior to such meeting) approving of such change.

The following table summarizes the material terms and conditions that apply on the occurrence of a Termination Event. As used in the table Termination Date means the effective date of the termination of the employment of an NEO.

Compensation Element	Termination Event
	Resignation	Termination with Cause	Termination Without Cause	Change of Contro[l] [2,3]	Death
Severance[1]	None	None	1.5 x NEO's Base Salary on the Termination Date plus 1.5 x NEO's Annual Target Bonus plus 5% of 1.5 x NEO's Base Salary in lieu of benefits	2 x NEO's Base Salary on the Termination Date plus 2 x NEO's Annual Target Bonus plus 5% of 2 x NEO's Base Salary in lieu of benefits	None
Salary	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date	Paid to Termination Date
Annual Incentive Bonus	None	None	None (see "Severance" section above)	None (see "Severance" section above)	Any bonus or incentive that should be awarded as determined under the bonus plan
pRSU	Unvested pRSU are forfeited	Unvested pRSU are forfeited	Unvested pRSU are forfeited	Unvested pRSU are vested	Unvested pRSU are forfeited
RSU	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are forfeited	Unvested RSU are vested	Unvested RSU are forfeited
Options	Unvested options are forfeited	Unvested options are forfeited	Dealt with in accordance with plan	Unvested options are vested	Dealt with in accordance with plan

2023 Annual Meeting of Shareholders

Compensation Element	Termination Event
	Resignation	Termination with Cause	Termination Without Cause	Change of Contro[l] [2,3]	Death
Employee Share Purchase Plan	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO	Accumulated shares are released to the NEO
Benefits	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date	Provided to Termination Date

Notes:

1. Severance will be in full and final settlement of any and all claims of any kind the NEO may have arising out of their employment with the Company and such Termination Event and, as a precondition to receipt of the Severance, the NEO will execute a release in favour of the Company stating that the NEO will have no action, cause of action, claim or demand of any kind whatsoever against the Company, or any of its respective directors, officers, employees or agents of the Company as a consequence of such Termination Event.

2. Applies to any termination instigated by the Company or where the NEO resigns from the Company within 30 days of an adverse role change during the 12-month period immediately following a Change of Control.

3. Mr. Heffernan's severance in the event of a Change of Control is as follows: 1.5 x Base Salary on the Termination Date plus 1.5 x Annual Target Bonus plus 5% of 1.5 x Base Salary in lieu of benefits.

The following table sets out the estimated value of incremental payments, payables, and benefits that each NEO would have been entitled to receive had they been terminated effective December 31, 2022.

NEO	Termination Event
	Termination Without Cause ($)	Change of Control ($)
Greg Smith	1,789,217	2,385,623
Peter Hardie	1,104,530	1,472,706
Doug Reddy	1,475,878	1,967,837
Scott Heffernan	925,738	1,234,318
Susan Toews	769,800	769,800

Pension Plan Benefits

No pension or retirement benefit plans or deferred compensation plans have been instituted by the Company.

2023 Annual Meeting of Shareholders

ADDITIONAL INFORMATION

Additional information relating to Equinox Gold and its business activities including financial information provided in Equinox Gold's annual audited consolidated financial statements and related MD&A for the financial year ended December 31, 2022 is available on SEDAR and EDGAR and on the Company's website. Shareholders may also contact the Company at 1-833-EQX-GOLD (1-833-379-4653) in North America or 1-604-558-0560 if International to request copies of these documents, which will be provided free of charge. Following the Meeting, the voting results for each item on the proxy form will be available on SEDAR, on EDGAR and on the Company's website.

Shares and Principal Shareholders

The Company is authorized to issue an unlimited number of Equinox Gold shares without par value. As of March 16, 2023, there were 312,134,488 Equinox Gold shares issued and outstanding, each carrying the right to one vote per share.

To the knowledge of the directors and NEOs of the Company, no person, firm or company beneficially owned, controlled or directed, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as at the Record Date.

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than directors or senior officers of the Company.

Interest of Certain Persons in Matters to be Acted Upon

Except as describe below, none of the directors or executive officers at any time since January 1, 2022, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of our shares or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

On June 28, 2022, the Company completed the sale of a portfolio of royalties and other assets to Sandbox for consideration of $28.4 million common shares of Sandbox, representing a 35% interest in Sandbox. On closing of the transaction Greg Smith, then President of Equinox Gold, was appointed as CEO and a director of Sandbox. Effective September 1, 2022, Equinox Gold and Sandbox entered into a services agreement under which Equinox Gold provided certain executive and corporate development services (Services Agreement). The total value of services provided was C$35,007 and the Services Agreement terminated effective November 7, 2022. Mr. Smith resigned from his role as CEO of Sandbox effective November 7, 2022, but remains a director and the chair of Sandbox.

The Company is party to an investor rights agreement (Investor Rights Agreement) dated April 11, 2019, with Mubadala, pursuant to which Mubadala holds certain non-dilution rights that allow it to maintain its pro rata interest in the Company, together with a right, for so long as Mubadala holds at least 10% of the issued and outstanding shares of the Company on a pro forma basis, to identify a Board nominee to be nominated at each annual shareholder meeting at which directors of the Company are to be elected. Mr. Bellemare is Mubadala's current Board nominee. Effective November 20, 2022, the parties amended the Investor Rights Agreement to provide Mubadala with a biannual top-up right in connection with common shares issued by Company pursuant to any at- the-market distribution. As Mubadala's representative on the Board, Mr. Bellemare disclosed his interest and did not vote in respect of the matter.

2023 Annual Meeting of Shareholders

Indebtedness of Directors and Executive Officers

As of the date of this Circular, none of our executive officers, directors, employees or former executive officers, directors or employees of the Company or any of our subsidiaries is indebted to the Company or any of our subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of our subsidiaries. Similarly, the Company was not indebted to any of its directors, officers or employees during 2022.

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since January 1, 2022, or in any proposed transaction, that has materially affected or will materially affect the Company or any of our subsidiaries.

Forward-looking Statements

Certain statements contained in this Circular may constitute "forward-looking statements" or "forward-looking information" (collectively, forward-looking statements) within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements contained in this Circular are based on expectations, estimates and projections as of the date of this Circular and include, without limitation: those statements made in the "Letter from the Chairman" and "Letter from the Chief Executive Officer"; statements relating to the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance, including investment returns; the Company's production and cost guidance; the timing for and the Company's ability to successfully advance its growth and development projects, including the construction of Greenstone and the expansions at Aurizona, Castle Mountain and Los Filos; the strength of the Company's balance sheet, and the Company's liquidity and future cash requirements; the aggregate value of common shares that may be issued pursuant to the at-the-market equity offering program; the potential future offerings of securities under the Company's base shelf prospectus or corresponding registration statement and any prospectus supplement; the expectations for the Company's investments in Sandbox, Solaris, i-80 Gold, Bear Creek, Inca One and Pilar Gold; conversion of Mineral Resources to Mineral Reserves; gold price performance; and the Company's expectations for reducing its greenhouse gas emissions.

Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Circular, words such as "believe", "anticipate", "vision", "estimate", "intend", "expect", "achieve", "will", "plan", "objective", "advance", "continue", "underway", "on budget", "on time" and "potential" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", or "should" or the negative connotation of such terms. The Company has based these forward- looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; construction and development of Greenstone being completed and performed in accordance with current expectations; expansion projects at Aurizona, Castle Mountain and Los Filos being completed and performed in accordance with current expectations; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed; ore grades and recoveries remaining consistent with mine plans; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no additional labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for Sandbox, Solaris, i-80 Gold, Bear Creek, Inca One and Pilar Gold and their respective abilities to successfully advance their businesses; the ability of Bear Creek, Inca One and Pilar Gold to meet their payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this Circular.

2023 Annual Meeting of Shareholders

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this Circular and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company's production and cost estimates; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; the failure by Pilar Gold, Inca One or Bear Creek to meet their respective commitments to the Company; and those factors identified in the section titled "Risks and Uncertainties" in the Company's MD&A for the year-ended December 31, 2022, and in the section titled "Risks Related to the Business" in the Company's most recent Annual Information Form available on SEDAR and EDGAR.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference in this Circular to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this Circular are expressly qualified in their entirety by this cautionary statement.

Address:

Suite 1501 - 700 West Pender Street

Vancouver, BC Canada V6C 1G8

Telephone numbers:

1-833-EQX-GOLD (1-833-379-4653) (North America)

1-604-558-0560 (International)

Fax: 604.558.0561

Email: ir@equinoxgold.com